Exhibit 99.3

CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2011 AND 2010

MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL REPORTING

The accompanying consolidated financial statements of Yamana Gold Inc. and all the information in this annual report are the responsibility of management and have been approved by the Board of Directors.

The consolidated financial statements have been prepared by management on a going concern basis in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). When alternative accounting methods exist, management has chosen those it deems most appropriate in the circumstances. Financial statements are not precise since they include certain amounts based on estimates and judgements. Management has determined such amounts on a reasonable basis in order to ensure that the financial statements are presented fairly, in all material respects. Management has prepared the financial information presented elsewhere in the annual report and has ensured that it is consistent with that in the financial statements.

Yamana Gold Inc. maintains systems of internal accounting and administrative controls in order to provide, on a reasonable basis, assurance that the financial information is relevant, reliable and accurate and that the Company’s assets are appropriately accounted for and adequately safeguarded.

The Board of Directors is responsible for ensuring that management fulfills its responsibilities for financial reporting and is ultimately responsible for reviewing and approving the financial statements. The Board carries out this responsibility principally through its Audit Committee.

The Audit Committee is appointed by the Board, and all of its members are independent directors. The Committee meets at least four times a year with management, as well as the external auditors, to discuss internal controls over the financial reporting process, auditing matters and financial reporting issues, to satisfy itself that each party is properly discharging its responsibilities, and to review the quarterly and the annual reports, the financial statements and the external auditors’ report. The Committee reports its findings to the Board for consideration when approving the financial statements for issuance to the shareholders. The Committee also considers, for review by the Board and approval by the shareholders, the engagement or reappointment of the external auditors. The consolidated financial statements have been audited by Deloitte & Touche LLP, Independent Registered Chartered Accountants, in accordance with Canadian generally accepted auditing standards and standards of the Public Company Accounting Oversight Board (United States) on behalf of the shareholders. Deloitte & Touche LLP have full and free access to the Audit Committee.

“Peter Marrone”	“Charles B. Main”
Chairman and	Executive Vice President, Finance and
Chief Executive Officer	Chief Financial Officer

February 22, 2012

REPORT OF INDEPENDENT REGISTERED CHARTERED ACCOUNTANTS

TO THE BOARD OF DIRECTORS AND SHAREHOLDERS OF YAMANA GOLD INC.

We have audited the accompanying consolidated financial statements of Yamana Gold Inc. and subsidiaries (the “Company”), which comprise the consolidated balance sheets as at December 31, 2011, December 31, 2010, and January 1, 2010 and the consolidated statements of operations, comprehensive income, changes in equity, and cash flows for the years ended December 31, 2011 and December 31, 2010, and a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgement, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Yamana Gold Inc. and subsidiaries as at December 31, 2011, December 31, 2010 and January 1, 2010 and their financial performance and their cash flows for the years ended December 31, 2011 and December 31, 2010 in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Other Matter

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2011, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 22, 2012 expressed an unqualified opinion on the Company’s internal control over financial reporting.

/s/ Deloitte & Touche LLP

Independent Registered Chartered Accountants

February 22, 2012

Vancouver, Canada

REPORT OF INDEPENDENT REGISTERED CHARTERED ACCOUNTANTS (CONT’D)

TO THE BOARD OF DIRECTORS AND SHAREHOLDERS OF YAMANA GOLD INC.

We have audited the internal control over financial reporting of Yamana Gold Inc. and its subsidiaries (the “Company”) as of December 31, 2011, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.  The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting.  Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.  Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances.  We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed by, or under the supervision of, the company’s principal executive and principal financial officers, or persons performing similar functions, and effected by the company’s board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.  A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis.  Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2011, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended December 31, 2011 of the Company and our report dated February 22, 2012 expressed an unqualified opinion on those financial statements.

/s/ Deloitte & Touche LLP

Independent Registered Chartered Accountants

February 22, 2012

Vancouver, Canada

YAMANA GOLD INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

FOR THE YEARS ENDED DECEMBER 31

		2010
(In thousands of United States Dollars except for shares and per share amounts)	2011	(Note 35)
Revenue	$2,173,325	$1,686,811
Cost of sales excluding depletion, depreciation and amortization (Note 24)	(716,692)	(631,063)
Gross margin	1,456,633	1,055,748
Depletion, depreciation and amortization	(356,759)	(301,912)
Mine operating earnings	1,099,874	753,836

Expenses
General and administrative	(121,381)	(108,897)
Exploration	(32,398)	(39,184)
Equity earnings from associate (Note 12)	39,019	49,264
Other operating expenses	(40,152)	(23,587)
Operating earnings	944,962	631,432
Finance income (Note 26)	14,148	17,846
Finance expense (Note 26)	(48,326)	(65,794)
Net finance expense	(34,178)	(47,948)
Impairment of investment in available-for-sale securities (Note 13)	(92,600)	—
Earnings from continuing operations before taxes	818,184	583,484
Income tax expense (Note 29)	(269,890)	(128,326)
Earnings from continuing operations	548,294	455,158
Earnings from discontinued operations (Note 6(a))	—	11,329
Net earnings	$548,294	$466,487

Net earnings attributable to:
Equity shareholders	$548,294	$466,487

Earnings per share from continuing operations
Basic	$0.74	$0.62
Diluted	$0.74	$0.61
Net earnings per share
Basic	$0.74	$0.63
Diluted	$0.74	$0.63
Weighted average number of shares outstanding (Note 20(b))
Basic	744,600	739,938
Diluted	745,356	740,878

The accompanying notes are an integral part of the financial statements.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

FOR THE YEARS ENDED DECEMBER 31

		2010
(In thousands of United States Dollars)	2011	(Note 35)
Net earnings	$548,294	$466,487
Other comprehensive (loss) income, net of taxes (Note 21)	(71,774)	23,075
Total comprehensive income	476,520	489,562
Total comprehensive income attributable to:
Equity shareholders	476,520	489,562

The accompanying notes are an integral part of the financial statements.

YAMANA GOLD INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31

(In thousands of United States Dollar)	2011	2010
Operating activities
Earnings from continuing operations before taxes	$818,184	$583,484
Adjustments to reconcile earnings before taxes to net operating cash flows:
Depletion, depreciation and amortization	356,759	301,912
Share-based payments (Note 22)	20,429	12,043
Decommissioning, restoration and similar liabilities paid (Note 19)	(4,281)	(4,264)
Equity earnings from associate (Note 12)	(39,019)	(49,264)
Cash distributions from associate (Note 12)	71,502	61,468
Finance income (Note 26)	(14,148)	(17,846)
Finance expense (Note 26)	48,326	65,794
Mark-to-market on sales of concentrate (Note 28(a))	40,381	(17,581)
Income taxes paid	(150,748)	(82,867)
Write-off of assets	4,395	994
Impairment of investment in available-for-sale-securities	92,600	—
Other operating expenses	21,993	2,954
Cash flows generated from operations before non-cash working capital	1,266,373	856,827
Net change in non-cash working capital (Note 30(b))	(40,591)	(175,496)
Cash flows from operating activities of continuing operations	$1,225,782	$681,331
Cash flows from operating activities of discontinued operations (Note 6(a))	$—	$1,616
Investing activities
Acquisition of property, plant and equipment (Note 11)	$(822,223)	$(481,972)
Proceeds from option on mineral property (Note 11)	30,000	—
Proceeds on disposition of mineral interests	6,434	69,855
Realized derivative proceeds (payments)	1,626	(5,230)
Business acquisitions and related transactions costs (Note 6)	—	(49,109)
Acquisition of available-for-sale securities	(25,443)	(4,392)
Acquisition of other long-term assets	(27,737)	—
Other assets	(8,732)	10,208
Cash flows to investing activities of continuing operations	$(846,075)	$(460,640)
Cash flows to investing activities of discontinued operations (Note 6(a))	$—	$(1,616)
Financing activities
Issue of common shares upon exercise of options and warrants	$34,980	$75,485
Dividends paid (Note 20(c))	(100,108)	(48,267)
Interest and other finance expenses paid	(22,550)	(51,088)
Repayment of notes payable and long-term liabilities (Note 18)	(55,000)	(45,000)
Cash flows to financing activities of continuing operations	$(142,678)	(68,870)
Effect of foreign exchange on non-United States Dollar denominated cash and cash equivalents	(17,089)	8,607
Increase in cash and cash equivalents	$219,940	$160,428
Cash and cash equivalents, beginning of year	330,498	170,070
Cash and cash equivalents, end of year	$550,438	$330,498
Cash and cash equivalents are comprised of the following:
Cash at bank	$340,551	$275,242
Bank term deposits	$209,887	$55,256

Supplementary cash flow information (Note 30).

The accompanying notes are an integral part of the financial statements.

YAMANA GOLD INC.

CONSOLIDATED BALANCE SHEETS

AS AT

	December 31,	December 31,	January 1,
(In thousands of United States Dollars)	2011	2010	2010
		(Note 35)	(Note 35)
Assets
Current assets:
Cash and cash equivalents	$550,438	$330,498	$170,070
Trade and other receivables (Note 7)	206,101	212,945	102,126
Inventories (Note 8)	163,421	116,443	101,820
Other financial assets (Note 9)	9,629	49,865	14,110
Other assets (Note 10)	173,063	202,827	126,317
Assets held for sale (Note 6)	—	—	187,694
	1,102,652	912,578	702,137
Non-current assets:
Property, plant and equipment (Note 11)	9,044,094	8,612,081	8,362,104
Investment in associates (Note 12)	169,102	201,585	213,789
Investments (Note 13)	81,353	102,958	56,366
Other financial assets (Note 9)	128,734	225,151	147,159
Deferred tax assets (Note 29(b))	156,785	183,120	152,365
Goodwill and intangibles (Note 14)	70,682	72,512	55,938
Other assets (Note 10)	16,538	9,107	19,293
Total assets	$10,769,940	$10,319,092	$9,709,151

Liabilities
Current liabilities:
Trade and other payables	$358,198	$301,335	$239,841
Income taxes payable	129,528	81,785	42,844
Other financial liabilities (Note 16))	1,545	3,996	22,548
Other provisions and liabilities (Note 17)	5,360	7,381	6,857
Liabilities held for sale (Note 6)	—	—	33,496
	494,631	394,497	345,586
Non-current liabilities:
Long-term debt (Note 18)	431,769	486,550	529,450
Decommissioning, Restoration and Similar Liabilities (Note 19)	178,526	162,523	155,189
Deferred tax liabilities (Note 29(b))	2,000,848	2,041,819	1,967,122
Other provisions and liabilities (Note 17)	151,119	130,983	126,237
Other liabilities (Note 17)	21,524	16,449	14,033
Total liabilities	$3,278,417	$3,232,821	$3,137,617

Equity
Share capital (Note 20)
Issued and outstanding 745,774,300 common shares (December 31, 2010 - 741,362,131 shares)	6,209,136	6,151,423	6,062,906
Reserves	(5,280)	79,923	57,321
Retained earnings	1,240,867	808,125	404,507
Equity attributable to Yamana shareholders	$7,444,723	$7,039,471	$6,524,734
Non-controlling interest (Note 23)	46,800	46,800	46,800
Total equity	7,491,523	7,086,271	6,571,534
Total equity and liabilities	$10,769,940	$10,319,092	$9,709,151

Contractual commitments and contingencies (Notes 32 and 33).

The accompanying notes are an integral part of the financial statements.

Approved by the Board

“Peter Marrone”	“Patrick Mars”
Director	Director

YAMANA GOLD INC.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

FOR THE YEARS ENDED DECEMBER 31

(In thousands of United States Dollars)	Share capital	Equity reserve	Hedging reserve	Available -for-sale reserve	Total reserves	Retained earnings	Equity attributable to Yamana shareholders	Non- controlling interests	Total equity
Balance at January 1, 2010	$6,062,906	$30,669	$12,157	$14,495	$57,321	$404,507	$6,524,734	$46,800	$6,571,534
Net earnings	—	—	—	—	—	466,487	466,487	—	466,487
Other comprehensive income, net of income tax (Note 21(a))	—	—	25,433	(2,358)	23,075	—	23,075	—	23,075
Transactions with owners
Exercise of stock options and share appreciation (Note 22(a))	3,885	(2,245)	—	—	(2,245)	—	1,640	—	1,640
Exercise of share purchase warrants	78,854	—	—	—	—	—	78,854	—	78,854
Issued on vesting of restricted share units (Note 22(c))	6,158	(6,091)	—	—	(6,091)	—	67	—	67
Share options and restricted share units (Note 22(a)(c))	—	7,863	—	—	7,863	—	7,863	—	7,863
Dividends (Note 20(c))	—	—	—	—	—	(62,869)	(62,869)	—	(62,869)
Reduction of deferred tax on share issue costs	(380)	—	—	—	—	—	(380)	—	(380)
Balance at December 31, 2010	$6,151,423	$30,196	$37,590	$12,137	$79,923	$808,125	$7,039,471	$46,800	$7,086,271
Net earnings	—	—	—	—	—	548,294	548,294	—	548,294
Other comprehensive income, net of income tax (Note 21(a))	—	—	(43,681)	(28,093)	(71,774)	—	(71,774)	—	(71,774)
Transactions with owners
Exercise of stock options and share appreciation (Note 22(a))	50,422	(15,441)	—	—	(15,441)	—	34,981	—	34,981
Issued on vesting of restricted share units (Note 22(c))	7,291	(7,291)	—	—	(7,291)	—	—	—	—
Share options and restricted share units (Note 22(a)(c))	—	9,303	—	—	9,303	—	9,303	—	9,303
Dividends (Note 20(c))	—	—	—	—	—	(115,552)	(115,552)	—	(115,552)
Balance at December 31, 2011	$6,209,136	$16,767	$(6,091)	$(15,956)	$(5,280)	1,240,867	$7,444,723	$46,800	$7,491,523

The accompanying notes are an integral part of the financial statements.

YAMANA GOLD INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2011, DECEMBER 31, 2010 AND JANUARY 1, 2010

(Tabular amounts in thousands of United States Dollars unless otherwise noted)

1.             NATURE OF OPERATIONS

Yamana Gold Inc. (the “Company” or “Yamana”) is a Canadian publicly-listed gold producer engaged in gold and other precious metals mining and related activities including exploration, extraction, processing and reclamation. Yamana has significant properties involved in gold production and other precious metals, development, exploration and land positions throughout the Americas including Brazil, Argentina, Chile, Mexico and Colombia.

Yamana Gold Inc. is a company domiciled in Canada. The address of the Company’s registered office is 200 Bay Street, Suite 2200, RBC Plaza North Tower Toronto, Ontario, Canada, M5J 2J3. The Company is listed on the Toronto Stock Exchange (Symbol: YRI), The New York Stock Exchange (Symbol: AUY) and The London Stock Exchange (Symbol: YAU).

The consolidated financial statements of the Company as at and for the year ended December 31, 2011 comprise the Company, its subsidiaries (Note 34(a)), the Company’s interest in its associate and its jointly controlled entity.

The Company’s net earnings and operating cash flows for the year result from operations in Brazil, Chile and Argentina. Gold mining requires the use of specialized facilities and technology. The Company relies heavily on such facilities and technology to maintain production levels. Cash flow and profitability of operations are affected by various factors including levels of production, prices of consumables, interest rates, environmental costs, the level of exploration activity and other discretionary costs and activities.  Profitability and operating cash flows are also affected by the market prices of gold, silver and copper and foreign currency exchange rates which can fluctuate widely. The Company seeks to manage the risks associated with its business, however many factors affecting the above risks are beyond the Company’s control.

2.    BASIS OF CONSOLIDATION AND PRESENTATION

(a)       STATEMENT OF COMPLIANCE

These consolidated financial statements of the Company represent the first annual financial statements prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). The Company adopted IFRS in accordance with IFRS 1, “First-time Adoption of International Financial Reporting Standards” (“IFRS 1”) as discussed in Note 35.

These financial statements were authorized for issuance by the Board of Directors of the Company on February 22, 2012.

(b)           BASIS OF PREPARATION AND PRESENTATION

The consolidated financial statements have been prepared on a going concern basis using historical cost except for the following material items in the consolidated balance sheet which are measured at fair value:

•     Derivative financial instruments

•     Financial instruments at fair value through profit or loss

•     Available-for-sale financial assets

•     Liabilities for cash-settled share-based payment arrangements

The consolidated financial statements are presented in United States Dollars, which is the Company’s functional and presentation currency, and all values are rounded to the nearest thousand except where otherwise indicated.

(c)           BASIS OF CONSOLIDATION

The accounting policies summarized in Note 3 have been applied consistently in all material respects in preparing the consolidated financial statements.

The financial statements of entities which are controlled by the Company through voting equity interests, referred to as subsidiaries, are consolidated. The Company’s 56.7% interest in Agua De La Falda (“ADLF”), is consolidated and the non-controlling interest of the Company’s partner is recorded (Note 23). All inter-company transactions and balances are eliminated on consolidation.

Joint ventures are those entities over whose activities the Company has joint control, established by contractual agreement. The consolidated financial statements include the Company’s proportionate share of its 50% interest in Aguas Frias S.A’s assets, liabilities, revenue and expenses with items of a similar nature on a line-by-line basis, from the date that joint control commences until the date that control ceases. A jointly controlled operation is a joint venture carried on by each venturer using its own assets in pursuit of the joint operations. The consolidated financial statements include the assets that the Company controls and the liabilities that it incurs in the course of pursuing the joint operation and the expenses that the Company incurs and its share of the income that it earns from the joint operation.

An associate is an entity over which the Company’s ownership and rights arising from its equity investment provide the Company with the ability to exercise significant influence and are accounted for using the equity method. The Company’s investment in Minera Alumbrera Ltd., which owns the Bajo de la Alumbrera Mine in Argentina, has been accounted for using the equity method. Cash distributions received are credited to the equity investment. Where the Company transacts with an associate of the Company, profits and losses are eliminated to the extent of the Company’s interest in the associate. Balances outstanding between the Company and associates are not eliminated in the consolidated financial statements.

The Company does not have any material off-balance sheet arrangements.

3.             SIGNIFICANT ACCOUNTING POLICIES

(a)       FOREIGN CURRENCY TRANSLATION

The Company’s mining operations operate primarily within an economic environment where the functional currency is the United States Dollar. Transactions in foreign currencies are translated to functional currency at exchange rates in effect at the dates of the transactions. Monetary assets and liabilities of the Company’s operations denominated in a currency other than the United States Dollar are translated into United States Dollars at the exchange rate prevailing as at the balance sheet date. Non-monetary assets and liabilities are translated at historical exchange rates prevailing at each transaction date. Revenue and expenses are translated at the average exchange rates prevailing during the year, with the exception of depletion, depreciation and amortization which is translated at historical exchange rates. Exchange gains and losses from translation are included in earnings. Foreign exchange gains and losses and interest and penalties related to tax, if any, are reported within the income tax expense line.

(b)           CASH AND CASH EQUIVALENTS

Cash and cash equivalents consist of cash on hand, cash on deposit with banks, banks term deposits and highly liquid short-term investments with terms of less than 90 days.

(c)           INVENTORIES

Inventories consisting of product inventories, work-in-process (metal-in-circuit and gold-in-process) and ore stockpiles are valued at the lower of the cost of production and net realizable value. Net realizable value is calculated as the difference between estimated costs to complete production into a saleable form and the estimated future precious metal price based on prevailing and long-term metal prices.

The cost of production includes an appropriate proportion of depreciation and overhead. Work-in-process (metal-in-circuit and gold-in-process) represents inventories that are currently in the process of being converted to a saleable product. The assumptions used in the valuation of work-in-process inventories include estimates of metal contained and recoverable in the ore stacked on leach pads, the amount of metal stacked in the mill circuits that is expected to be recovered from the leach pads, the amount of gold in these mill circuits and an assumption of the precious metal price expected to be realized when the precious metal is recovered. If the cost of inventories is not recoverable due to decline in selling prices or the costs of completion or the estimated costs to be incurred to make the sale have increased, the Company could be required to write-down the recorded value of its work-in-process inventories to net realizable value.

Ore in stock piles is comprised of ore extracted from the mine and available for further processing. Costs are added to ore in stock piles at the current mining cost per tonne and removed at the accumulated average cost per tonne. Costs are added to ore on the heap leach pads based on current mining costs and removed from the heap leach pad as ounces are recovered in process at the plant based on the average cost per recoverable ounce on the heap leach pad. Although the quantities of recoverable gold placed on the heap leach pads are reconciled by comparing the grades of ore placed on the heap leach pads to the quantities of gold actually recovered, the nature of the leaching process inherently limits the ability to precisely monitor inventory levels. As such, engineering estimates are refined based on actual results over time. Variances between actual and estimated quantities resulting from changes in assumptions and estimates that do not result in write-downs to net realizable value are accounted for on a prospective basis. The ultimate recovery of gold from each heap leach pad will not be known until the leaching process is concluded.

Inventories of materials and supplies expected to be used in production are valued at the lower of cost and net realizable value. When the circumstances that previously caused inventories to be written down below cost no longer exist or when there is clear evidence of an increase in net realizable value because of changed economic circumstances, the amount of write-down is reversed up to the original write-down. Write-downs of inventory and reversals of write-downs are reported as a component of current period costs.

(d)           PROPERTY, PLANT AND EQUIPMENT

i.      Land, Building, Plant and Equipment

Land, building, plant and equipment are recorded at cost, less accumulated depreciation and accumulated impairment losses.  The cost is comprised of the asset’s purchase price, any costs directly attributable to bringing the asset to the location and condition necessary for it to be capable of operating in the manner intended by management and the estimated decommissioning and restoration costs associated with the asset.

The depreciable amount of building, plant and equipment is recorded on a straight-line basis over the lesser of mine life or estimated useful life of the asset to the residual value of the asset. Each part of an item of building, plant and equipment with a cost that is significant in relation to the total cost of the item is depreciated separately if their useful lives differ. Useful lives of building, plant and equipment items range from two to fifteen years, but do not exceed the related estimated mine life based on proven and probable reserves and the portion of resources that management expects to become reserves in the future.

	Depreciation Method	Useful Life

Building	Straight Line	4 to 15 years
Machinery and equipment	Straight Line	2 to 7 years
Vehicles	Straight Line	3 to 5 years
Furniture and office equipment	Straight Line	2 to 10 years
Computer equipment and software	Straight Line	3 to 5 years
Land	Not depreciated

The Company reviews the useful life, depreciation method, residual value and carrying value of its building, plant and equipment at each reporting date. Where the carrying value is estimated to exceed the estimated recoverable amount, a provision for impairment is measured and recorded based on the higher of fair value less costs to sell or the asset’s value in use.

Expenditures that extend the useful lives of existing facilities or equipment are capitalized and amortized over the remaining useful lives of the assets. Repairs and maintenance expenditures are expensed as incurred.

ii.    Exploration, Evaluation Assets and Depletable Producing Properties

Acquisition costs of mineral properties, direct exploration and development expenditures, and pre-stripping costs are capitalized at cost.  Costs incurred for general exploration that is not project-specific or does not result in the acquisition of mineral properties are charged to operations. Costs relating to areas of interest abandoned are written off when such a decision is made.

When accounting for deferred stripping when multiple pits exist within a mining complex using a common infrastructure:

•                In circumstances where the new development is not closely located to a producing mine or is development of a new ore body, the Company accounts for the pre-stripping costs as if the development was a separately identified mine under assets under construction.

•                In circumstances where the access to ore body is improved to benefit future period production, the Company capitalize the stripping costs and amortize the costs over the component of the ore body for which access has been improved.

•                In circumstances where the expenditures relate to ensuring or facilitating continued access to a common ore body and the pit is in close proximity to an existing pit, the Company accounts for the costs as a current period expense.

In open pit mining operations, it is necessary to remove overburden and other waste in order to access the ore body (stripping costs). During the pre-production and also in the production period, these costs are deferred as part of the mine property classified into mineral properties, if the costs relate to anticipated future benefits and meet the definition of an asset. Once mine production enters the area related to the capitalized stripping costs, these are depleted on a unit-of-production basis over the reserves that directly benefit from the specific stripping activity. Regular waste removal that does not give rise to future benefits is accounted for as variable production costs and included in the cost of the inventory produced during the period that the stripping costs are incurred.

Depletion of mining properties and amortization of preproduction and development costs are calculated and recorded on the unit-of-production basis over the proven and probable reserves of the mine or the portion of mineralization expected to be classified as reserves that directly benefit from the specific stripping activity.

The Company reviews and evaluates its mining interests for impairment, and subsequent reversal of impairment, at least annually or when events or changes in circumstances indicate that the related carrying amounts may not be recoverable. Refer to (i) “Impairment of Assets and Goodwill” for detail of the policy.

iii.         Assets Under Construction

Assets under construction consist of expenditures for the construction of future mines and include pre-production revenues and expenses prior to achieving commercial production. Commercial production is a convention for determining the point in time at which a mine and plant has completed the commissioning and has operational results that are expected to remain at a sustainable commercial level over a period of time, after which production costs are no longer capitalized and are reported as operating costs. The determination of when commercial production commences is based on several qualitative and quantitative factors including but not limited to the following:

•                A significant portion of planned capacity, production levels, grades and recovery rates are achieved at a sustainable level

•                Achievement of mechanical completion and operating effectiveness

•                Significant milestones such as obtaining necessary permits and production inputs are achieved to allow continuous and sustainable operations

•                Positive and sustainable cash flows

Costs associated with commissioning new assets, in the period before they are capable of operating in the manner intended by management, are capitalized. Borrowing costs, including interest, associated with projects that are actively being prepared for production are capitalized to assets under construction. These costs are elements of the historical cost of acquiring an asset when a period of time is required to bring it to the condition and location necessary for its intended use. Capitalized interest costs are amortized on the same basis as the corresponding qualifying asset with which they are associated.

Once the mining project has been established as commercially feasible, expenditure other than that on land, buildings, plant and equipment is transferred to depletable producing properties together with any amounts transferred from exploration and evaluation assets.

iv.           Option Agreements Relating to Mineral Properties

Option payments made by an interested acquirer prior to the acquirer’s decision to exercise the purchase option are deferred until the sale and transfer of the assets are assured. If the option payments are not reimbursable to the acquirer, the option payments are recorded as a reduction of the value of the asset. If the option payments are reimbursable, such amounts are recorded as a liability until the final resolution of the sale.

(e)                      BORROWING COSTS

Interest on borrowings related to qualifying assets including construction or development projects is capitalized until substantially all activities that are necessary to make the asset ready for its intended use are complete. This is usually signaled by the Company’s declaration of commercial production commencing at the mine. All other borrowing costs are charged to earnings in the period incurred.

(f)                                   FINANCIAL INSTRUMENTS

Financial assets and financial liabilities, including derivatives, are recognized when the Company becomes a party to the contractual provisions of the financial instrument. All financial instruments are measured at fair value on initial recognition. Measurement in subsequent periods depends on whether the financial instrument has been classified as fair value through profit or loss, available-for-sale, or other financial liabilities.

Fair Value Through Profit or Loss (“FVTPL”)

Financial assets and financial liabilities which are classified as FVTPL are measured at fair value with changes in those fair values recognized as finance income/expense. Other financial liabilities are measured at amortized cost and are amortized using the effective interest method. At the end of each reporting period, the Company determines if there is objective evidence that an impairment loss on financial assets measured at amortized costs has been incurred. If objective evidence that impairment loss for such assets has been incurred, the amount of the loss is measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows discounted at the financial asset’s original effective interest rate. The amount of the loss is recognized in profit or loss.

Available-For-Sale (“AFS”)

AFS financial assets, designated based on the criteria that management does not hold these for the purposes of trading, are presented as investments and measured at fair value with unrealized gains and losses recognized in other comprehensive income (“OCI”). Realized gains and losses are recorded in earnings when investments mature or are sold and are calculated using the carrying amount of securities sold. AFS financial assets are reviewed quarterly for possible significant or prolonged decline in fair value requiring impairment and more frequently when economic or market concerns warrant such evaluation. The review includes an analysis of the fact and circumstances of the financial assets, the market price of actively traded securities, as well as the severity of loss, the financial position and near-term prospects of the investment, credit risk of the counterparties, the length of time the fair value has been below costs, both positive and negative evidence that the carrying amount is recoverable within a reasonable period of time, management’s intent and ability to hold the financial assets for a period of time sufficient to allow for any anticipated recovery of fair value and management’s market view and outlook. When a decline in the fair value of an available-for-sale investment has been recognized in OCI and there is objective evidence that the asset is impaired after management’s review, any cumulative losses that had been recognized in OCI are reclassified as an impairment loss in the Consolidated Statement of Operations. The reclassification adjustment is calculated as the difference between the acquisition cost and current fair value, less any impairment loss on that financial asset previously recognized, if applicable. Impairment losses recognized in the Consolidated Statement of Operations for an investment are subject to reversal, except for an equity instrument classified as available-for-sale.

Derivative instruments

Derivative instruments are recorded at fair value, including those derivatives that are embedded in financial or non-financial contracts that are not closely related to the host contracts. Changes in the fair values of derivative instruments are recognized in finance income/expense with the exception of derivatives designated as effective cash flow hedges.

For cash flow hedges that qualify under the hedging requirements of IAS 39 Financial Instruments: Recognition and Measurement (“IAS39”), the effective portion of any gain or loss on the hedging instrument is recognized in OCI and the ineffective portion is reported as an unrealized gain (loss) on derivatives contracts as finance income/expense in the Statement of Operations.

i.                 Commodity Derivatives

The Company enters into commodity derivatives including forward contracts to manage exposure to fluctuations in metal prices such as copper, zinc and silver. In the case of forwards, these contracts are intended to reduce the risk of declining prices on future sales. Purchased options are intended to allow the Company to benefit from higher market metal prices. In instances where the call option purchases offset the committed quantities of the corresponding forward, derivative assets/liabilities are presented net of amounts to counterparties. Some of the derivative transactions are effective in achieving the Company’s risk management goals, however, they do not meet the hedging requirements of IAS 39, therefore the changes in fair value are recorded in earnings.

The Company has entered into non-hedge derivatives that include forward contracts intended to manage the risk of declining copper prices. The Company does not hedge any of its gold sales.

ii.             Currency Derivatives

The Company, from time to time, may enter into currency forward contracts to manage the foreign exchange exposure of the operating and capital expenditures associated with its international operations. The Company tests the hedge effectiveness quarterly. Effective unrealized changes in fair value are recorded in OCI. Ineffective changes in fair value are recorded in earnings. At settlement, the fair value amount settled is recognized as follows:

•                  Amount related to hedging of operating expenditures — add to cost of sales to offset the foreign exchange effect recorded by the mines.

•                 Amount related to hedging of capital expenditures — add to capitalized purchases of goods or services to offset the foreign exchange recorded by the mines or development projects.

iii.         Interest Rate Derivatives

The Company, from time to time, may enter into interest rate swap contracts to manage its exposure to fluctuations in interest rates. The Company tests the hedge effectiveness quarterly. Effective unrealized changes in fair value are recorded in OCI. Ineffective changes in fair value are recorded in profit or loss. At settlement, the fair value amount settled is recognized as interest expense.

iv.           Termination of Hedge Accounting

Hedge accounting is discontinued prospectively when:

•                  the hedge instrument expires or is sold, terminated or exercised;

•                  the hedge no longer meets the criteria for hedge accounting; and

•                  the Company evokes the designation.

The Company considers derecognition of a cash flow hedge when the related forecast transaction is no longer expected to occur. If the Company evokes the designation, the cumulative gain or loss on the hedging instrument that has been recognized in OCI from the period when the hedge was effective remains separately in equity until the forecast transaction occurs or is no longer expected to occur. Otherwise, the cumulative gain or loss on the hedge instrument that has been recognized in OCI from the period when the hedge was effective is reclassified from equity to profit or loss.

(g)                                 REVENUE RECOGNITION

Revenue from the sale of precious metals is recognized at the fair value of the consideration received and when all significant risks and rewards of ownership pass to the purchaser including delivery of the product, there is a fixed or determinable selling price and collectability is reasonably assured. Revenue includes treatment and refining charges if payment of these amounts can be enforced at the time of sale.

Gold and silver revenue is recorded at the time of physical delivery and transfer of title. Sale prices are fixed at the delivery date based on the terms of the contract or at spot prices.

Concentrate revenue from smelters is recorded at the time the risks and rewards of ownership pass to the buyer and are provisionally priced, that is, the price is set at a specified future date after shipment based on market prices. Revenue on provisionally priced sales is recognized based on estimates of the fair value of consideration receivable predicated on forward market prices.  At each reporting date, the provisionally priced metal is fair valued based on forward selling price for the remaining quotational period stipulated in the contract.  For this purpose, the selling price can be measured reliably for those products, such as copper, for which there is an active and freely traded commodity market such as London Metals Exchange and the value of product sold by the Company is directly linked to the form in which it is traded on that market.  Variations between the prices set under the smelting contracts are caused by changes in market prices and result in an embedded derivative in the accounts receivable.  The embedded derivative is recorded at fair value each period until final settlement occurs, with changes in the fair value classified in revenue. The provisional sales quantities are adjusted for changes in metal quantities upon receipt of new information and assay results.

Revenues arising from the use by others of the Company’s assets yielding interest, royalties and dividends are recognized when it is probable that the economic benefits associated with the transaction will flow to the Company; and the amount of the revenue can be measured reliably, on the following bases:

•                  Interest is recognized using the effective interest method.

•                  Royalties are recognized on an accrual basis in accordance with the substance of the relevant agreement.

•                  Dividends are recognized when the shareholder’s right to receive payment is established.

(h)                                 BUSINESS COMBINATIONS

A business combination requires that the assets acquired and liabilities assumed constitute a business. A business consists of inputs and processes applied to those inputs that have the ability to create outputs. Although businesses usually have outputs, outputs are not required for an integrated set to qualify as a business as the Company considers other factors to determine whether the set of activities or assets is a business.

Business combinations are accounted for using the acquisition method whereby the identifiable assets acquired and the liabilities assumed are recorded at acquisition-date fair values; non-controlling interests in an acquiree that are present ownership interests and entitle their holders to a proportionate share of the entity’s net assets in the event of liquidation are measured at either fair value or present ownership instrument’s proportionate share on the recognized amount of the acquiree’s net identifiable assets.

The excess of (i) total consideration transferred by the Company, measured at fair value, including contingent consideration, and (ii) the non-controlling interests in the acquiree, over the acquisition-date fair value of the net of the assets acquired and liabilities assumed, is recorded as goodwill. If the fair value attributable to the Company’s share of the identifiable net assets exceeds the cost of acquisition, the difference is recognized as a gain in the Consolidated Statement of Operations.

Should the consideration be contingent on future events, the preliminary cost of the acquisition recorded includes management’s best estimate of the fair value of the contingent amounts expected to be payable.  Provisional fair values allocated at the reporting date are finalized within one year of the acquisition date with retroactive restatement to the acquisition date as required.

(i)                                    ASSETS AND LIABILITIES HELD FOR SALE AND DISCONTINUED OPERATIONS

A non-current asset or disposal group of assets and liabilities (“disposal group”) is recorded at the lower of its carrying amount and fair value less costs to sell and classified as held for sale in the Consolidated Balance Sheet when it meets the relevant criteria. A discontinued operation is a component of the Company that either has been disposed of, or is classified as held for sale, and meets the relevant criteria. For presentation and disclosure purposes, discontinued operations are segregated in the Consolidated Statement of Operations.

(j)                                    NON-CONTROLLING INTERESTS

Non-controlling interests exist in less than wholly-owned subsidiaries of the Company and represent the outside interest’s share of the carrying values of the subsidiaries. Non-controlling interests are recorded at their proportionate share of the fair value of identifiable net assets acquired as at the date of acquisition and are presented immediately after the shareholder’s equity section of the Consolidated Balance Sheet. When the subsidiary company issues its own shares to outside interests, a dilution gain or loss arises as a result of the difference between the Company’s share of the proceeds and the carrying value of the underlying equity. If the change in ownership does not result in loss of control, it is accounted for as an equity transaction.

(k)                                 IMPAIRMENT OF ASSETS AND GOODWILL

The Company assesses at the end of each reporting period whether there is any indication, from external and internal sources of information, that an asset or cash generating unit (“CGU”) may be impaired. If any such indication exists, the Company estimates the recoverable amount of the asset or CGU to determine the amount of impairment loss. For exploration and evaluation assets, indication includes but is not limited to expiration of the right to explore, substantive expenditure in the specific area is neither budgeted nor planned, and if the entity has decided to discontinue exploration activity in the specific area.

The Company defines a CGU as an area of interest. An area of interest is an area of similar geology; an area of interest includes exploration tenements/licenses which are geographically close together, are managed by the same geological management group and have similar prospectivity. Areas of interest are defined by the geology/exploration team of the Company.

An area of interest may be categorized as project area of interest or exploration area of interest. A project area of interest represents an operating mine or a mine under construction and its nearby exploration properties, which are managed by the Company’s operation group. An exploration area of interest represents a portfolio or pool of exploration properties which are not adjacent to an operating mine or a mine under construction; an exploration area of interest is managed by the Company’s exploration group.

When an impairment review is undertaken, recoverable amount is assessed by reference to the higher of 1) value in use (being the net present value of expected future cash flows of the relevant cash generating unit) and 2) fair value less costs to sell (“fair value”). The best evidence of fair value is the value obtained from an active market or binding sale agreement. Where neither exists, fair value is based on the best information available to reflect the amount the Company could receive for the CGU in an arm’s length transaction. This is often estimated using discounted cash flow techniques. Where recoverable amount is assessed using discounted cash flow techniques, the resulting estimates are based on detailed mine and/or production plans. For value in use, recent cost levels are considered, together with expected changes in costs that are compatible with the current condition of the business and which meet the requirements of IAS 36. Assumptions underlying fair value estimates are subject to significant risks and uncertainties. Where third-party pricing services are used, the valuation techniques and assumptions used by the pricing services are reviewed by the Company to ensure compliance with the accounting policies and internal control over financial reporting of the Company.  The Company assesses at the end of each reporting period whether there is any indication that an impairment loss recognized in prior periods for an asset other than goodwill may no longer exist or may have decreased. If any such indication exists, the Company estimates the recoverable amount and considers the reversal of the impairment loss recognized in prior periods.

Other intangible assets that are acquired by the Company and have finite useful lives are measured at cost less accumulated amortization and accumulated impairment losses. The Company reviews the useful life, depreciation method and carrying value on a regular basis. Where the carrying value is estimated to exceed the estimated recoverable amount, a provision for impairment is recorded measured as the higher of fair value less costs to sell or the intangible’s value in use.

The Company tests for impairment of goodwill and indefinite-life intangibles or intangible assets not yet available for use at least on an annual basis or upon the occurrence of a triggering event or circumstance that indicates impairment. For impairment testing, goodwill is allocated to the CGU that is expected to benefit from the synergies of the combination. An impairment loss recognized for goodwill is not reversed in a subsequent period.

(l)                                    DECOMMISSIONING, RESTORATION AND SIMILAR LIABILITIES AND OTHER PROVISIONS

A provision is recognized if, as a result of a past event, the Company has a present legal or constructive obligation that can be estimated reliably, and it is probable that an outflow of economic benefits will be required to settle the obligation.  Provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the liability.  The unwinding of the discount is recognized as finance cost.

Decommissioning, restoration and similar liabilities are a type of provision associated with the retirement of a long-lived asset that results from the acquisition, construction, development and/or normal operation of a long-lived asset.  Reclamation obligations on the Company’s mineral properties are recorded as a decommissioning, restoration and similar liabilities.  These include the dismantling and demolition of infrastructure and the removal of residual materials and remediation of disturbed areas.  These estimated costs are provided for in the accounting period when the obligation from related disturbance occurs, whether this occurs during the mine development or during the production phase, based on the present value of estimated future costs.  The costs are estimated based on mine closure plan.  The cost estimates are updated annually during the life of the operation to reflect known developments, (e.g. revisions to cost estimates and to the estimated lives of operations), and are subject to review at regular intervals.  Decommissioning, restoration and similar liabilities are estimated based on the Company’s interpretation of current regulatory requirements, constructive obligations and are measured at fair value. Fair value is determined based on the net present value of estimated future cash expenditures that may occur upon decommissioning, restoration and similar liabilities. Such estimates are subject to change based on changes in laws and regulations and negotiations with regulatory authorities.

The amortization or ‘unwinding’ of the discount applied in establishing the present value of decommissioning, restoration and similar liabilities and other provisions is charged to the Consolidated Statement of Operations in each accounting period. The amortization of the discount is shown as a financing expense.  The initial decommissioning, restoration and similar liabilities together with other movements in the provisions for decommissioning, restoration and similar liabilities, including those resulting from new disturbance, updated cost estimates, changes to the estimated lives of operations and revisions to discount rates are capitalized within property, plant and equipment.  The capitalized costs are amortized over the life of the mine on a unit-of-production basis.

(m)                             INCOME TAXES

Income tax expense comprises current and deferred tax. Current tax and deferred tax are recognized in the statement of operations except to the extent it relates to items recognized directly in equity or in other comprehensive income, in which case the related taxes are recognized in equity or OCI.

Current income tax is the expected tax payable or receivable on the taxable income or loss for the year, which may differ from earnings reported in the statement of operations due to items of income or expenses that are not currently taxable or deductible for tax purposes, using tax rates enacted or substantively enacted at the reporting date, and any adjustment to tax payable in respect of previous years.

Deferred income tax is recognized in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred tax is not recognized for the following temporary differences: the initial recognition of goodwill or assets or liabilities in a transaction that is not a business combination and that affects neither accounting nor taxable profit or loss, and differences relating to investments in subsidiaries and jointly controlled entities to the extent they can be controlled and that it is probable that they will not reverse in the foreseeable future. Deferred tax is measured at the tax rates that are expected to be applied to temporary differences when they reverse, based on the laws that have been enacted or substantively enacted at the reporting date. Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset current tax liabilities and assets, and they relate to income taxes levied by the same tax authority on the same taxable entity, or on different tax entities, but they intend to settle current tax liabilities and assets on a net basis or their tax assets and liabilities will be realized simultaneously.

A deferred tax asset is recognized for unused tax losses, tax credits and deductible temporary differences, to the extent that it is probable that future taxable profits will be available against which they can be utilized.  Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

(n)                                 EARNINGS PER SHARE

Earnings per share is based on the weighted average number of common shares of the Company outstanding during the period. The diluted earnings per share reflects the potential dilution of common share equivalents, such as outstanding share options and warrants, in the weighted average number of common shares outstanding during the period, if dilutive.

(o)                                 SHARE-BASED PAYMENTS

The Company’s share-based compensation plans are described in Note 22.

The Company accounts for all share-based payments, including share options, restricted share units and deferred share units, to employees and non-employees using the fair value based method of accounting and recognizes compensation expense over the vesting period. The Company’s share option plan includes a share appreciation feature. If and when the share options are ultimately exercised, the applicable amount in the contributed surplus reserve is transferred to share capital.

(p)                                 PENSION PLAN

The Company has a defined contribution pension plan under which the Company pays fixed contributions into a separate entity and has no legal or constructive obligations to pay further contributions if the fund does not hold sufficient assets to pay all employees the benefits relating to employee service.

Payments to the plan are recognized as an expense when employees have rendered service entitling them to the contributions.

(q)                                 SEGMENT REPORTING

An operating segment is a component of the Company that engages in business activities from which it may earn revenues and incur expenses, including revenues and expenses that relate to transactions with any of the Company’s other components. The Company’s primary format for reporting segment information is geographical segments, which are supplemented by information of individual mining operations. The Company’s chief decision maker, comprised of the senior management team, performs its planning, decision making, cash flow management and other management activities on such segment structure and relies on a management team with its members positioned in the geographical regions where the Company’s key mining operations are located. In determining the Company’s segment structure, consideration is given to the similar operational, currency and political risks to which the mining operations within the same business and regulatory environment are exposed. Except for the Canada and Mexico and Other segments, each mine within a segment derives its revenues mainly from the sales of precious metals through specific channels and processes as coordinated and managed by the corresponding regional management group.

All operating segments’ results are reviewed regularly by the Company’s chief decision maker to make decisions about resources to be allocated to the segment and assess its performance, and for which discrete financial information is available.  Segment results that are reported to the Company’s chief decision maker include items directly attributable to a segment as well as those that can be allocated on a reasonable basis. Unallocated items comprise mainly corporate assets (primarily the Company’s head office), head office expenses, and income tax assets and liabilities.

The Company is organized on the basis of five segments:

•                Brazil: Chapada, Jacobina, Fazenda Brasileiro, development projects in the segment

•                Chile: El Peñón, Minera Florida, development projects in the segment

•                Argentina: Gualcamayo, development projects in the segment

•                Mexico and other:  Mercedes and other development projects outside of the above segments

•                Canada: Corporate office

(r)                                  TRANSACTION AND FINANCING COSTS

Transaction and financing costs are incremental costs that are directly attributable to the acquisition of a financial asset or financial liability. An incremental cost is one that would not have been incurred if the entity had not acquired the financial instrument.

Transaction costs are expensed as incurred for financial instruments classified as FVTPL. For financial instruments classified as other than FVTPL, transaction costs are included with the carrying amount of the financial asset or liability on initial recognition and amortized using the effective interest method.

(s)                                   INVESTMENT IN ASSOCIATES

An associate is an entity over which the Company has significant influence and that is neither a subsidiary nor an interest in a joint venture. The Company is presumed to have significant influence if it holds, directly or indirectly, 20% or more of the voting power of the investee. If the Company holds less than 20% of the voting power, other relevant factors are examined by the Company to determine whether it has significant influence. The factors that may enable the exercise of significant influence include the proportion of seats on the board being assigned to the Company, nature of the business decisions that require unanimous consent of the directors, ability to influence the operating, strategic and financing decisions and the existing ownership composition vis-à-vis the Company’s ability to exercise significant influence. The Company accounts for its investments in associates using the equity method. The Company accounts for its investment in Alumbrera of 12.5% using the equity method.

The equity method involves the recording of the initial investment at cost and the subsequent adjustments of the carrying value of the investment for the Company’s proportionate share of the profit or loss and any other changes in the associate’s net assets such as dividends.

The Company’s proportionate share of the associate’s profit or loss is based on its most recent financial statements.  There is no difference in the associate’s reporting period and that of the Company.  Adjustments are made to align inconsistencies between our accounting policies and our associate’s policies, if any, before applying the equity method.  Adjustments are also made to account for depreciable assets based on their fair values at the acquisition date and for any impairment losses recognized by the associate.

If our share of the associate’s losses equals or exceeds our investment in the associate, recognition of further losses is discontinued. After our interest is reduced to zero, additional losses will be provided for and a liability recognized, only to the extent that we have incurred legal or constructive obligations or made payments on behalf of the associate.  If the associate subsequently reports profits, we resume recognizing our share of those profits only after our share of the profits equals the share of losses not recognized.

4.                     CRITICAL JUDGEMENTS AND ESTIMATION UNCERTAINTIES

The preparation of consolidated financial statements in conformity with IFRS requires the Company’s management to make judgements, estimates and assumptions about future events that affect the amounts reported in the consolidated financial statements and related notes to the financial statements.  Although these estimates are based on management’s best knowledge of the amount, event or actions, actual results may differ from those estimates.

a)             Critical Judgements in the Application of Accounting Policies

Information about critical judgements and estimates in applying accounting policies that have most significant effect on the amounts recognized in the consolidated financial statements are as follows:

•                Assets’ carrying values and impairment charges

In the determination of carrying values and impairment charges, management looks at the higher of recoverable amount or fair value less costs to sell in the case of assets and at objective evidence, significant or prolonged decline of fair value on financial assets indicating impairment. These determinations and their individual assumptions require that management make a decision based on the best available information at each reporting period. During the fourth quarter, the Company recognized an unrealized, non-cash impairment loss on certain equity investments in the amount of $81.0 million on an after-tax basis ($92.6 million on a pre-tax basis).

•                Capitalization of exploration and evaluation costs

Management has determined that exploration and evaluation costs incurred during the year for the respective operating mines, Pilar and other exploration interests have future economic benefits and are economically recoverable. In making this judgement, management has assessed various sources of information including but not limited to the geologic and metallurgic information, history of conversion of mineral deposits to proven and probable mineral reserves, scoping and feasibility studies, proximity of operating facilities, operating management expertise and existing permits. During the year the Company capitalized a total of $89.6 million (2010 - $58.6 million) of exploration expenditures.

•                Determination of economic viability of a project

Management has determined that costs associated with projects under construction or developments including C1 Santa Luz, Ernesto/Pau-a-Pique, Pilar and Mercedes have future economic benefits and are economically recoverable. In making this judgement, management has assessed various sources of information including but not limited to the geologic and metallurgic information, history of conversion of mineral deposits to proven and probable mineral reserves, scoping and feasibility studies, proximity of operating facilities, operating management expertise, existing permits and life of mine plans.

•                Commencement of commercial/operating level production

During the determination of whether a mine has reached an operating level that is consistent with the use intended by management, costs incurred are capitalized as property, plant and equipment and any consideration from commissioning sales are offset against costs capitalized. The Company defines commencement of commercial production as the date that a mine has achieved a sustainable level of production that provides a basis for a reasonable expectation of profitability along with various qualitative factors including but not limited to the achievement of mechanical completion, whether production levels are sufficient to be at least capable of generating sustainable positive cash flow, the working effectiveness of the site refinery, whether a refining contract for the product is in place and whether the product is of sufficient quantity to be sold, whether there is a sustainable level of production input available including power, water, diesel, etc., whether the necessary permits are in place to allow continuous operations.

•                Deferral of stripping costs

In determining whether stripping costs incurred during the production phase of a mining property relate to mineral reserves and mineral resources that will be mined in a future period and therefore should be capitalized, the Company determines whether it is probable that future economic benefit associated with the stripping activity will flow to the Company. As at December 31, 2011, a cumulative total of $94.2 million (2010 - $51.6 million) of stripping costs have been capitalized.

•                Determination of significant influence

Management determines its ability to exercise significant influence over an investment in shares of other companies by looking at its percentage interest and other qualitative factors including but not limited to its voting rights, operating involvement, etc.

b)             Key Sources of Estimation Uncertainty in the Application of Accounting Policies

Information about assumptions and estimation uncertainties that have a significant risk of resulting in a material adjustment are included in the following notes:

•                Revenue recognition

Revenue from the sale of concentrate to independent smelters are recorded at the time the rights and rewards of ownership pass to the buyer using forward market prices on the expected date that final sales prices will be fixed. Variations between the prices set under the smelting contracts may be caused by changes in market prices and result in an embedded derivative in the accounts receivable. The embedded derivative is recorded at fair value each period until final settlement occurs, with changes in the fair value classified in revenue. In a period of high price volatility, as experienced under current economic conditions, the effect of mark-to-market price adjustments related to the quantity of metal which remains to be settled with independent smelters could be significant. For changes in metal quantities upon receipt of new information and assay, the provisional sales quantities are adjusted as well.

•               Mineral reserve estimates

The figures for mineral reserves and mineral resources are determined in accordance with National Instrument 43-101, “Standards of Disclosure for Mineral Projects”, issued by the Canadian Securities Administrators. There are numerous uncertainties inherent in estimating mineral reserves and mineral resources, including many factors beyond the Company’s control. Such estimation is a subjective process, and the accuracy of any mineral reserve or mineral resource estimate is a function of the quantity and quality of available data and of the assumptions made and judgements used in engineering and geological interpretation. Differences between management’s assumptions including economic assumptions such as metal prices and market conditions could have a material effect in the future on the Company’s financial position and results of operation.

•                Impairment of mining interests and goodwill

While assessing whether any indications of impairment exist for mining interests and goodwill, consideration is given to both external and internal sources of information. Information the Company considers include changes in the market, economic and legal environment in which the Company operates that are not within its control and affect the recoverable amount of mining interests and goodwill. Internal sources of information include the manner in which property and plant and equipment are being used or are expected to be used and indications of economic performance of the assets. Estimates include but are not limited to estimates of the discounted future after-tax cash flows expected to be derived from the Company’s mining properties, costs to sell the mining properties and the appropriate discount rate. Reductions in metal price forecasts, increases in estimated future costs of production, increases in estimated future capital costs, reductions in the amount of recoverable mineral reserves and mineral resources and/or adverse current economics can result in a write-down of the carrying amounts of the Company’s mining interests and/or goodwill.

•                Asset lives, depletion/depreciation rates for property, plant and equipment and mineral interests

Depreciation, depletion and amortization expenses are allocated based on assumed asset lives and depletion/depreciation/amortization rates. Should the asset life or depletion/depreciation rate differ from the initial estimate, an adjustment would be made in the statement of operations.

•                Estimation of decommissioning and restoration costs and the timing of expenditure

The cost estimates are updated annually during the life of a mine to reflect known developments, (e.g. revisions to cost estimates and to the estimated lives of operations), and are subject to review at regular intervals.  Decommissioning, restoration and similar liabilities are estimated based on the Company’s interpretation of current regulatory requirements, constructive obligations and are measured at fair value. Fair value is determined based on the net present value of estimated future cash expenditures for the settlement of decommissioning, restoration or similar liabilities that may occur upon decommissioning of the mine. Such estimates are subject to change based on changes in laws and regulations and negotiations with regulatory authorities.

•                Income taxes and recoverability of potential deferred tax assets

In assessing the probability of realizing income tax assets recognized, management makes estimates related to expectations of future taxable income, applicable tax planning opportunities, expected timing of reversals of existing temporary differences and the likelihood that tax positions taken will be sustained upon examination by applicable tax authorities. In making its assessments, management gives additional weight to positive and negative evidence that can be objectively verified. Estimates of future taxable income are based on forecasted cash flows from operations and the application of existing tax laws in each jurisdiction. The Company considers relevant tax planning opportunities that are within the Company’s control, are feasible and within management’s ability to implement. Examination by applicable tax authorities is supported based on individual facts and circumstances of the relevant tax position examined in light of all available evidence. Where applicable tax laws and regulations are either unclear or subject to ongoing varying interpretations, it is reasonably possible that changes in these estimates can occur that materially affect the amounts of income tax assets recognized. Also, future changes in tax laws could limit the Company from realizing the tax benefits from the deferred tax assets. The Company reassesses unrecognized income tax assets at each reporting period.

•                Inventory valuation

Finished goods, work-in-process, heap leach ore and stockpile ore are valued at the lower of the average production costs or net realizable value. The assumptions used in the valuation of work-in process inventories include estimates of gold contained in the ore stacked on leach pads, assumptions of the amount of gold stacked that is expected to be recovered from the leach pads, the amount of gold in the mill circuits and assumption of the gold price expected to be realized when the gold is recovered. If these estimates or assumptions prove to be inaccurate, the Company could be required to write-down the recorded value of its work-in-process inventories, which would reduce the Company’s earnings and working capital.

•                Accounting for acquisitions

The fair value of assets acquired and liabilities assumed and the resulting goodwill, if any, requires that management make estimates based on the information provided by the acquiree. Changes to the provisional values of assets acquired and liabilities assumed, deferred income taxes and resulting goodwill, if any, will be retrospectively adjusted when the final measurements are determined (within one year of acquisition date).

•                Contingencies

Refer to Note 33, Contingencies to the Consolidated Financial Statements.

5.             RECENT ACCOUNTING PRONOUCEMENTS

Certain pronouncements were issued by the IASB or the International Financial Reporting Interpretations Committee (“IFRIC”) that are mandatory for accounting periods after December 31, 2011. Pronouncements that are not applicable to the Company have been excluded from those described below.

(a)         The following five new Standards were issued by the IASB in May 2011, and are effective for annual periods beginning on or after January 1, 2013. The Company does not plan to early adopt the following standards. The Company is assessing the impact of the implementation of these standards on the Company’s consolidated financial statements.

(i)    Consolidated Financial Statements

IFRS 10 Consolidated Financial Statements (“IFRS 10”) will replace existing guidance on consolidation in IAS 27 Consolidated and Separate Financial Statements, and SIC 12 Consolidation — Special Purpose Entities. The portion of IAS 27 that deals with separate financial statements will remain. IFRS 10 changes the definition of control, such that the same consolidation criteria will apply to all entities. The revised definition focuses on the need to have both “power” and “variable returns” for control to be present. Power is the current ability to direct the activities that significantly influence returns. Variable returns can be positive, negative or both. IFRS 10 requires continuous assessment of control of an investee in line with any changes in facts and circumstances.

(ii)   Joint Arrangements

IFRS 11 Joint Arrangements (“IFRS 11”) will replace IAS 31 Interests in Joint Ventures, and SIC 13 Jointly Controlled Entities — Non-monetary Contributions by Venturers. IFRS 11 defines a joint arrangement as an arrangement where two or more parties contractually agree to share control. Joint control exists only when the decisions about activities that significantly affect the returns of an arrangement require the unanimous consent of the parties sharing control. The focus is not solely on the legal structure of joint arrangements, but rather on how the rights and obligations are shared by the parties to the joint arrangement. IFRS 11 eliminates the existing policy choice of proportionate consolidation for jointly controlled entities. In addition, the Standard categorizes joint arrangements as either joint operations or joint ventures.

(iii) Disclosure of Interests in Other Entities

IFRS 12 Disclosure of Interests in Other Entities (“IFRS 12”) is the new Standard for disclosure requirements for all forms of interests in other entities, including subsidiaries, joint arrangements, associates and unconsolidated structured entities. Matters covered include information about the significant judgements and assumptions that any entity has made in determining whether it has control, joint control or significant influence over another entity.

(iv)  Separate Financial Statements

IAS 27 Separate Financial Statements (“IAS 27”) has been updated to require an entity presenting separate financial statements to account for those investments at cost or in accordance with IFRS 9 Financial Instruments. The amended IAS 27 excludes the guidance on the preparation and presentation of consolidated financial statements for a group of entities under the control of a parent currently within the scope of the current IAS 27 Consolidated and Separate Financial Statements that is replaced by IFRS 10.

(v)   Investments in Associates and Joint Ventures

IAS 28 Investments in Associates and Joint Ventures (“IAS 28”) has been revised and it is to be applied by all entities that are investors with joint control of, or significant influence over, an investee. The scope of IAS 28 Investments in Associates does not include joint ventures.

(b)         IFRS 13 Fair Value Measurement (“IFRS 13”) was issued by the IASB in May 2011, and is effective for annual periods beginning on or after January 1, 2013. Early application is permitted. IFRS 13 was issued to remedy the inconsistencies in the requirements for measuring fair value and for disclosing information about fair value measurement in various current IFRSs. IFRS 13 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date, i.e. an exit price. The implementation of this standard is not expected to have a material impact on the Company’s consolidated financial statements.

(c)          IAS 1 Presentation of Financial Statements (“IAS 1”) was amended in June 2011. The amendments are effective for annual periods beginning on or after July 1, 2012. Early adoption is permitted. The amendments to IAS 1 require companies preparing financial statements in accordance with IFRS to group together items within other comprehensive income (“OCI”) that may be reclassified to the profit or loss section of the Consolidated Statement of Operations. The amendments also reaffirm existing requirements that items in OCI and profit or loss should be presented as either a single statement or two consecutive statements. The implementation of this standard is not expected to have a material impact on the Company’s consolidated financial statements.

(d)         IFRIC 20 Stripping Costs in the Production Phase of a Surface Mine (“IFRIC 20”) was issued in October 2011 and is effective for annual periods beginning on or after January 1, 2013. Early application is permitted. IFRIC 20 was issued to address the accounting for costs associated with waste removal in surface mining (“stripping costs”). The interpretation clarifies when production stripping should lead to the recognition of an asset and how the asset should be measured, both initially and in subsequent periods. The Company is currently in the process of assessing the impact of this standard on the Company’s consolidated financial statements.

(e)          IFRS 9 Financial Instruments was issued in November, 2009 with the intent to replace IAS 39 - Financial Instruments: Recognition and Measurement (“IAS 39”) in three phases. In November 2009 and October 2010, phase 1 of IFRS 9 was issued and amended, respectively, which addressed the classification and measurement of financial assets and financial liabilities. IFRS 9 requires that all financial assets be classified as subsequently measured at amortized cost or at fair value based on the Company’s business model for managing financial assets and the contractual cash flow characteristics of the financial assets. Financial liabilities are classified as subsequently measured at amortized cost except for financial liabilities classified as at FVTPL, financial guarantees and certain other exceptions. The mandatory effective date of IFRS 9 is for annual periods beginning on or after January 1, 2015 (with earlier application still permitted). The Company is currently evaluating the impact the final standard is expected to have on its consolidated financial statements.

6. DISPOSITION AND ACQUISITION OF MINERAL INTERESTS

(a)                     DISPOSITION OF SAN ANDRÉS, SÃO FRANCISCO AND SÃO VICENTE MINES

On July 17, 2009, the Company signed an agreement with Aura Minerals Inc. (“Aura”) to sell three of the Company’s non-core operating mines for total consideration of approximately $265.0 million in a combination of cash, shares, secured promissory notes and deferred cash consideration. One of the mines is in Honduras and two are in Brazil. The sale transaction was structured in two parts to accommodate jurisdiction-related regulatory requirements. The first disposition related to the sale of the San Andrés mine was completed on August 25, 2009 and there was a gain on sale of $5.7 million. The second disposition related to the sale of assets that encompassed the São Francisco and São Vicente Mines was completed on April 30, 2010. There was a gain of $5.4 million on this transaction.

On March 6, 2011, the Company agreed with Aura to restructure the debt and other amounts payable to the Company relating to certain promissory notes in the aggregate amount of $64.5 million plus the deferred consideration related to the sale of the abovementioned mines. Under the agreement, the Company received a combination of cash, shares of Aura and a net smelter return royalty equal to 1.5% on the sales from the San Andrés, São Francisco and São Vicente Mines for an amount of up to $16.0 million. The Company has derecognized the assets previously recorded on disposition of the mines and has recorded the assets received in consideration at their fair value. There was not a material gain or loss on the transaction.

The following are the results of operations for the years presented:

	Total discontinued operations
	December 31,	December 31,
For the year ended	2011	2010
Revenues	$—	$53,047
Operating earnings	—	7,406

Earnings before taxes	—	7,866
Gain on sale	—	5,429
Income tax expense	—	(1,966)
Earnings from discontinued operations attributable to equity shareholders	$—	$11,329

Earnings per share from discontinued operations:
Basic	$—	$0.02
Diluted	$—	$0.02

Cash flows of discontinued operations
Operating activities	$—	$1,616
Investing activities	$—	$(1,616)

(i)            Balances are up to April 2010, the date of disposition.

The carrying amounts of the major classes of assets and liabilities of discontinued operations included in the consolidated Balance Sheet are as follows:

	Total discontinued operations
	As at	As at	As at
	December 31,	December 31,	January 1,
	2011	2010	2010
Assets
Trade and other receivables	$—	$—	$7,953
Inventories	—	—	44,085
Other current assets	—	—	1,586
Mining interests	—	—	134,070
Total assets	$—	$—	$187,694
Liabilities
Trade and other payables	$—	$—	$13,937
Environmental rehabilitation provision	—	—	19,559
Total liabilities	$—	$—	$33,496

(b)                     ACQUISITION OF CONSTRUCTION GARDILCIC LTDA. AND CONSTRUCTOR TCG LTDA.

On January 5, 2010, the Company acquired all of the outstanding shares of Constructora Gardilcic Ltda. (“CG”) and Constructora TCG Ltda. (“CT”), two entities held by Gardilcic Construccion S.A. (the “Seller”), CG and CT were responsible for a servicing contract at El Peñón mine. Through purchasing this business, the Company is now owner-mining at El Peñón mine. The purchase price of this transaction totaled cash of $48.9 million and included a $1.0 million deferred payment. Transaction costs relating to this acquisition were immaterial and have been expensed. The sale did not result in a significant tax impact.

The business combination was accounted for as a business combination with the Company as the acquirer of CG and CT. The Company has consolidated the assets and operation acquired from the date of acquisition. Included in the allocation of the consideration is $18.6 million of other identifiable intangibles, representing the intellectual property and processes associated with mining for and extracting gold ore in the Chilean region. This intangible asset will be amortized over its estimated useful life to the Company, which is expected to be 12 years.

The purchase price was calculated as follows:

Cash Consideration	$48,938
Purchase consideration	$48,938

The purchase price allocation is as follows:

Inventory	$2,969
Property, plant and equipment, net	28,328
Other liabilities accrued	(1,000)
Other identifiable intangibles	18,534
Other assets	107
Net identifiable assets	$48,938

CG and CT were contractors servicing the El Peñón mine. The acquisition resulted in owner-mining, as a result, there is no separable revenue and earnings or loss from operations from CG and CT since the acquisition.

7.             TRADE AND OTHER RECEIVABLES

	December 31,	December 31,	January 1,
	2011	2010	2010
		(Note 35)	(Note 35)
Financial assets
Trade receivables (i)	$199,597	$210,345	$99,092
Other receivables	6,504	2,600	3,034
	$206,101	$212,945	$102,126

(i)            The average credit period of gold sales is less than 30 days.  No interest is charged on trade receivables and they are neither impaired nor past due.

8.             INVENTORIES

	December 31,	December 31,	January 1,
	2011	2010	2010
		(Note 35)	(Note 35)
Product inventories	$26,278	$19,969	$26,372
Metal in circuit and gold in process	34,239	19,282	11,752
Ore stockpiles	43,935	21,290	20,303
Material and supplies	58,969	55,902	43,393
	$163,421	$116,443	$101,820

The amount of inventories recognized as an expense during the year ended December 31, 2011, is included in cost of sales of $716.7 million (2010 - $631.1million).

9.             OTHER FINANCIAL ASSETS

	December 31,	December 31,	January 1,
	2011	2010	2010
		(Note 35)	(Note 35)
Derivative related assets (Note 28(a))	$9,629	$44,183	$14,277
Note receivable (ii)	—	64,690	25,971
Long-term tax credits (i)	114,002	137,231	107,177
Deferred consideration receivable (ii)	10,000	25,000	—
Restricted cash (iii)	220	220	13,844
Other	4,512	3,692	—
	$138,363	$275,016	$161,269

Current	9,629	49,865	14,110
Non-current	128,734	225,151	147,159
	$138,363	$275,016	$161,269

(i)            Long-term tax credits consist of South American sales taxes which are recoverable against other taxes payable and value added tax credits.

(ii)        On March 6, 2011, the Company agreed with Aura to restructure the debt and other amounts payable to the Company relating to certain promissory notes in the aggregate amount of $64.5 million plus deferred purchase price consideration of $25.0 million related to the sale of the abovementioned mines. Under the restructuring agreement, the Company received a combination of cash, shares of Aura and a net smelter return royalty equal to 1.5% on the sales from the San Andrés, São Francisco and São Vicente Mines for an amount of up to $16.0 million. The Company recorded this net smelter return royalty at its estimated fair value of $10.0 million.

(iii)    At December 31, 2011, the Company had restricted cash of $0.2 million (December 31, 2010 -$0.2 million; January 1, 2010 - $13.8 million). Restricted cash held in the United States represents funds on deposit that have been pledged as backing for letters of credit subject to annual renewal issued for reclamation bonding and relate to the Beartrack and Royal Mountain King mines in reclamation since acquisition.

10.          OTHER ASSETS

	December 31,	December 31,	January 1,
	2011	2010	2010
		(Note 35)	(Note 35)
Advances and deposits	160,737	158,144	98,035
Income taxes recoverable	5,406	31,467	12,323
Other long-term advances	15,921	7,805	4,133
Other	7,537	14,518	31,119
	$189,601	$211,934	$145,610

Current	173,063	202,827	126,317
Non-current	16,538	9,107	19,293
	$189,601	$211,934	$145,610

11.          PROPERTY, PLANT AND EQUIPMENT

	Depletable producing properties (iii)	Land, building, plant & equipment (i)	Assets under construction (ii)	Tangible exploration & evaluation assets (iv)	Total
Cost, January 1, 2010	$2,707,170	$999,001	$4,492	$5,278,605	$8,989,268

Additions	238,889	142,028	83,956	48,928	513,801
Transfers and other non-cash movements	23,785	57,077	6,057	(30,214)	56,705
Change in decommissioning, restoration & similar liabilities and effect of foreign currency exchange differences	(4,196)	—	—	—	(4,196)
Disposals	—	(16,270)	—	—	(16,270)
Cost, December 31, 2010	$2,965,648	$1,181,836	$94,505	$5,297,319	$9,539,308
Additions	207,418	160,834	312,773	141,198	822,223
Transfers and other non-cash movements	(32,413)	9,491	22,032	(48,301)	(49,191)
Change in decommissioning, restoration & similar liabilities and effect of foreign currency exchange differences	36,188	3	—	63	36,128
Disposals	(89)	(8,274)	(59)	(1,634)	(10,056)
Cost, December 31, 2011	$3,176,752	$1,343,890	$429,251	$5,388,519	$10,338,412

Accumulated depreciation and impairment, January 1, 2010	$440,015	$187,149	$—	$—	$627,164
Depreciation for the year	202,774	101,035	—	—	303,809
Reclassifications	3,775	728	—	—	4,503
Disposals	—	(8,249)	—	—	(8,249)
Accumulated depreciation and impairment, December 31, 2010	$646,564	$280,663	$—	$—	$927,227
Depreciation for the year	251,685	118,169	—	—	369,854
Impairment charges	—	764			764
Disposals	—	(3,151)	—	—	(3,151)
Transfers and other non-cash movements	—	(376)	—	—	(376)
Accumulated depreciation and impairment, December 31, 2011	$898,249	$396,069	$—	$—	$1,294,318

Carrying value, January 1, 2010	$2,267,155	$811,852	$4,492	$5,278,605	$8,362,104
Carrying value, December 31, 2010	$2,319,084	$901,173	$94,505	$5,297,319	$8,612,081
Carrying value, December 31, 2011	$2,278,503	$947,821	$429,251	$5,388,519	$9,044,094

(i)            Included in land, building, plant and equipment is $40.5 million of land properties which are not subject to depreciation (December 31, 2010 - $40.5 million; January 1, 2010 - $39.4 million).

(ii)        During the year ended December 31, 2011, the Company capitalized $19.7 million of interest costs for assets under construction (December 31, 2010 - $4.3 million; January 1, 2010 - $16.7 million). A weighted average capitalization rate of 7.1% (December 31, 2010 — 7.0%, January 1, 2010 — 7.6%) was used to determine the amount of borrowing costs eligible for capitalization.

(iii)    The following table shows the reconciliation of capitalized stripping costs incurred in the production phase:

	December 31,	December 31,
	2011	2010
Balance, beginning of the year	$51,607	$13,995
Additions	45,342	38,615
Amortization	(2,757)	(1,003)
Balance, end of year	$94,192	$51,607

(iv)  In March 2011, the Company announced an agreement with Xstrata Queensland Limited (“Xstrata”) and Goldcorp Inc. (“Goldcorp”) that would facilitate the integration of Agua Rica into Minera Alumbrera. Following the integration, Xstrata, Goldcorp and Yamana would own interests in the combined projects of 50%, 37.5% and 12.5% respectively, consistent with their current interest in Alumbrera. Subject to Xstrata and Goldcorp exercising their option to have Alumbrera acquire Agua Rica, which is 100% Yamana owned, the terms of the agreement provides for the Company to receive from Xstrata and Goldcorp a combination of initial payments of $110 million during the 36 months following execution of formal transaction documents, $150 million upon approval to proceed with construction and $50 million upon achieving commercial production. In addition, the Company would receive a deferred consideration revenue stream, which would allow Yamana to retain positive exposure to the majority of the significant gold resources at the Agua Rica project. The Company received a $30 million payment for the option in the period ended March 31, 2011 which has been recorded against the value of the mineral property.

12.                               INVESTMENT IN ASSOCIATE

The Company holds a 12.5% indirect interest in the Bajo de la Alumbrera Mine, held by Minera Alumbrera Ltd. (“Alumbrera”). Although the investment is less than 20% of the outstanding shares of Alumbrera, other relevant factors have been examined by the Company to determine whether it has significant influence. Such factors include the proportion of seats on the board being assigned to the Company, nature of the business decisions that require unanimous consent of the directors, ability to influence the operating, strategic and financing decisions and the existing ownership composition vis-à-vis the Company’s ability to exercise significant influence.

The investment in this associate is, accordingly, accounted using the equity method. Earnings of Alumbrera have been included in the earnings of the Company since acquisition.

Summarized financial information is as follows:

	December 31,	December 31,	January 1,
	2011	2010	2010
		(Note 35)	(Note 35)
Total assets	$999,282	$1,223,238	$1,237,362
Total liabilities	404,576	623,607	620,259
Net assets	$594,706	$599,631	$617,103
Company’s share of net assets of associate (12.5%)	$74,338	$74,954	$77,138

	December 31,	December 31,
	2011	2010
Company’s share of total revenues (12.5%) for the year	$190,273	$198,758
Company’s share of earnings (12.5%) for the year	$39,019	$49,264

	December 31,	December 31,
	2011	2010
Balance, beginning of the year (Note 35)	$201,585	$213,789
Equity in earnings	39,019	49,264
Cash distributions	(71,502)	(61,468)
Balance, end of year	$169,102	$201,585

13.                               INVESTMENTS

	December 31,	December 31,	January 1,
	2011	2010	2010
		(Note 35)	(Note 35)

Available-for-sale securities (a)	$81,353	$102,958	$46,239
Long-term investments	—	—	10,127
	$81,353	$102,958	$56,366

(a)         Available-for-sale Securities

			December 31, 2011				December 31, 2010				January 1, 2010
				Cumulative				Cumulative				Cumulative
	% (i)	Cost	Fair Value	losses in AOCI	% (i)	Cost	Fair Value	gains in AOCI	% (i)	Cost	Fair Value	gains in AOCI
Aura Minerals Inc.	19.2%	$158,777	$53,578	$(12,599)	11.3%	$80,292	$91,225	$10,933	5.5%	$26,532	$40,886	$14,354
Other		31,132	27,775	(3,357)		8,545	11,733	3,188		3,985	5,353	1,368
Total		$189,909	$81,353	$(15,956)		$88,837	$102,958	14,121		$30,517	$46,239	$15,722

(i)             % ownership on an undiluted basis.

AFS financial assets are reviewed quarterly for possible significant or prolonged decline in fair value requiring impairment and more frequently when economic or market concerns warrant such evaluation. The review includes an analysis of the fact and circumstances of the financial assets, the market price of actively traded securities and other financial assets, the severity of loss, the financial position and near-term prospects of the investment, credit risk of the counterparties, the length of time the fair value has been below costs, both positive and negative evidence that the carrying amount is recoverable within a reasonable period of time, management’s intent and ability to hold the financial assets for a period of time sufficient to allow for any anticipated recovery of fair value and management’s market view and outlook. As at December 31, 2011, after management’s review and based on objective evidence, an impairment of $92.6 million was recognized which represents the difference between the carrying value and the fair market value, in the Consolidated Statement of Operations.

14.                               GOODWILL AND INTANGIBLES

	Goodwill (a)	Other intangibles (b)	Total
Cost, January 1, 2010	$55,000	$938	$55,938
Acquisition through business combinations (Note 6(b))	—	18,534	18,534
Cost, December 31, 2010 and 2011	$55,000	$19,472	$74,472

Amortization for 2010	—	(1,960)	(1,960)
Accumulated amortization and impairment, December 31, 2010	—	(1,960)	(1,960)
Amortization for 2011	—	(1,830)	(1,830)
Accumulated amortization and impairment, December 31, 2011	$—	$(3,790)	$(3,790)

Carrying value, January 1, 2010	$55,000	$938	$55,938
Carrying value, December 31, 2010	$55,000	$17,512	$72,512
Carrying value, December 31, 2011	$55,000	$15,682	$70,682

(a)                     Goodwill

Goodwill represents the excess of the purchase cost over the fair value of net assets acquired on a business acquisition. The Company’s total goodwill of $55.0 million as at December 31, 2011 relates to the acquisition of the gold producing Jacobina mine and related assets in Brazil in 2006. To date, the accumulated impairments relating to goodwill is $nil. The recognition of goodwill represents the substantial value implicit in the Company’s intent and ability to develop the mine. Additionally, it captures the expected synergies including but not limited to the expected increases in cash flows resulting from cost savings and revenue enhancements that can be realized from the Jacobina mine in Brazil.

In testing goodwill for impairment, the following are key assumptions applicable:

•                  Discount rate of 8.8% as determined by Jacobina’s weighted average cost of capital,

•                  Long term gold price of $950 to $1,400 per ounce,

•                  Average future inflation index of 3.46% using the country-specific rate from a third-party pricing service.

The model used to determine impairment is based on management’s best assumptions using material and practicable data which may generate results that are not necessarily indicative of future performance. In addition, in deriving this analysis, the Company has made assumptions based on the structure and relationships of variables as at the balance sheet date which may differ due to fluctuations throughout future years with all other variables assumed to remain constant. Actual changes in one variable may contribute to changes in another variable, which may amplify or offset the individual effect of each assumption.

(b)                     Other Intangibles

As of December 31, 2011, included in Other Intangibles, the Company had $14.7 million (December 31, 2010 - $16.6 million; January 1, 2010 - $nil) of identifiable intangibles, representing the intellectual property and other intangibles recognized in the acquisition of Constructora Gardilcic Ltda. and Constructora TCG Ltda.

15.                               TRADE AND OTHER PAYABLES

	December 31,	December 31,	January 1,
	2011	2010	2010
		(Note 35)	(Note 35)
Financial liabilities
Trade payables (i)	$194,300	$185,151	$153,522
Other payables	163,898	116,184	86,319
	$358,198	$301,335	$239,841

(i)            No interest is charged on the trade payables for the first 60 days from the date of invoice. The Company has financial risk management policies in place to ensure that all payables are paid within the credit terms.

16.          OTHER FINANCIAL LIABILITIES

	December 31,	December 31,	January 1,
	2011	2010	2010
		(Note 35)	(Note 35)

Derivative related liabilities (Note 28(a))	$20,629	$4,803	$15,346
Share purchase warrants (Note 22(d))	—	143	9,053
Long -term withholding taxes (i)	81,252	91,827	91,172
Royalty payable (ii)	14,636	14,978	14,193
Severance accrual	13,529	11,193	8,340
Deferred Share Units liability (Note 22(b))	22,225	11,643	7,017
Other	393	392	3,664
	$152,664	$134,979	$148,785

Current	1,545	3,996	22,548
Non-current	151,119	130,983	126,237
	$152,664	$134,979	$148,785

(i)            The Company is subject to additional taxes in Chile on the repatriation of profits to its foreign shareholders.  Total taxes in the amount of $81.3 million have been accrued on the assumption that the profits will be repatriated.

(ii)        The Company has an agreement with Miramar Mining Corporation (“Miramar” acquired by Newmont Mining Corporation) for a Proceeds Interest of Cdn$15.4 million. The agreement entitles Miramar to receive payment of this interest over time calculated as the economic equivalent of a 2.5% net smelter return royalty on all production from the Company’s mining properties held at the time of Northern Orion entering into the agreement, or 50% of the net proceeds of disposition of any interest in the Agua Rica property until the Proceeds Interest of Cdn$15.4 million is paid.

17.                               OTHER PROVISIONS AND LIABILITIES

	December 31,	December 31,	January 1,
	2011	2010	2010
		(Note 35)	(Note 35)

Decommissioning, restoration and similar liabilities (Note 19)	$2,279	$4,767	$4,941
Provision for silicosis (i)	14,024	8,949	6,533
Other liabilities	10,581	10,114	9,416
	$26,884	$23,830	$20,890

Current	5,360	7,381	6,857
Non-current	21,524	16,449	14,033
	$26,884	$23,830	$20,890

(i)            Provision for silicosis consists of amounts accrued to settle claims by former employees of Jacobina Mineração e Comércio Ltda (“JMC”), relating to silicosis. This balance represents management’s best estimate for all known and anticipated future obligations related to health claims against JMC prior to acquisition by the Company in April 2006. The amount and timing of any expected payments are uncertain as their determination is outside the control of the Company’s management. The Company estimates this contingency to be about $14.0 million as at December 31, 2011 (December 31, 2010 - $8.9 million; January 1, 2010 - $6.5 million). The increase of $5.1 million in the year relates to an increase in the expected amount of future payment and also the impact of the foreign exchange rate of this Brazilian-Real denominated liability. There were no payments made during the year.

18.                               LONG-TERM DEBT

	December 31,	December 31,	January 1,
	2011	2010	2010
$750 million revolving facility (a)	$162,947	$218,307	$261,477
$270 million senior debt notes (b)	268,822	268,243	267,973
Long-term portion (i)	$431,769	$486,550	$529,450

(i)            Balances are net of transaction costs of $5.9 million net of amortization (December 31, 2010 - $6.1 million; January 1, 2010 - $8.2 million).

(a)                     The revolving facility has a credit limit of up to $750.0 million.  The following summarizes the terms in respect to this facility as at December 31, 2011:

•                  The credit facility is unsecured and has a maturity date of June 16, 2014.

•                  Amounts drawn bear interest at a rate of LIBOR plus 2.0% to 3.25% per annum, depending upon the Company’s leverage ratio defined as the net total debt to rolling 12 months earnings before interest, taxes, depreciation and amortization. The effective interest rate at December 31, 2011 was 5.88%.

•                  Undrawn amounts are subject to a commitment fee of 0.50% to 0.81% per annum depending upon the Company’s leverage ratio.

(b)                     The unsecured senior debt notes are the result of a private placement for a total of $270.0 million notes in three series as follows:

•                  Series A - $15.0 million at a rate of 5.53% with a maturity of December 21, 2014

•                  Series B - $73.5 million at a rate of 6.45% with a maturity of December 21, 2016

•                  Series C - $181.5 million at a rate of 6.97% with a maturity of December 21, 2019

The following is a schedule of long-term debt principal repayments:

	Revolving facility	Senior debt notes
2012	$—	$—
2013	—	—
2014	167,632	15,000
2015	—	—
2016	—	73,500
2017 and thereafter	—	181,500
	$167,632	$270,000

19.                               DECOMMISSIONING, RESTORATION AND SIMILAR LIABILITIES

Balance, January 1, 2010 (i)	$160,130
Interest incurred in the current year for operating mines	7,562
Interest incurred in the current year for non-operating mines	2,210
Adjustments to decommissioning, restoration and similar liabilities during the year	(3,098)
Foreign exchange impact	4,750
Expenditures during the current year	(4,264)
Balance, December 31, 2010 (i)	$167,290
Interest incurred in the current year for operating mines	5,698
Interest incurred in the current year for non-operating mines	2,254
Adjustments to decommissioning, restoration and similar liabilities during the year	20,257
Foreign exchange impact	(10,413)
Expenditures during the current year	(4,281)
Balance, December 31, 2011 (i)	$180,805

(i)            As at December 31, 2011, the balance included $2.3 million obligations (December 31, 2010: $4.8million; January 1, 2010: $4.9 million) which were classified as current.

The Decommissioning, Restoration and Similar Liabilities are calculated as the net present value of estimated undiscounted future cash flows, which total $270.8 million (December 31, 2010 - $262.3 million) using discount rates specific to the liabilities of 1.5% to 12.5% (December 31, 2010 — 2.8% to 9.1%). The settlement of the obligations will occur through to 2031.  The Decommissioning, Restoration and Similar Liabilities of the mines and projects are incurred in Brazilian Reais, Chilean Pesos, Argentine Pesos, Mexican Pesos and United States Dollars. The liabilities, other than those denominated in United States Dollar, are thus subject to translation gains and losses from one reporting period to the next in accordance with the Company’s accounting policy for foreign currency translation of monetary items.  The translation gains/losses are reflected in Property, Plant and Equipment.

20.                               SHARE CAPITAL

(a)                                  COMMON SHARES ISSUED AND OUTSTANDING:

The Company is authorized to issue an unlimited number of common shares at no par value and a maximum of eight million first preference shares. There are no first preference shares issued or outstanding as at December 31, 2011.

	2011		2010
Issued and fully paid - 745,774,300 common shares (December 31, 2010 - 741,362,131 shares; January 1, 2010 - 733,411,458 shares):	Number of common shares (000’s)	Amount	Number of common shares (000’s)	Amount
Balance, beginning of year	741,362	$6,151,423	733,411	$6,062,906
Exercise of options and share appreciation rights (i)	3,742	50,422	271	3,885
Exercise of warrants	—	—	7,125	78,854
Issued on vesting of restricted share units (Note 22(c))	670	7,291	555	6,158
Reduction of deferred tax on share issue costs	—	—	—	(380)
Balance, end of year	745,774	$6,209,136	741,362	$6,151,423

(i)            At December 31, 2011, the Company issued 3.7 million shares (December 31, 2010 - 0.3 million shares) to optionees on the exercise of their share options for cash proceeds of $35.0 million (December 31, 2010 - $1.6 million). Previously recognized stock-based compensation in the amount of $15.4 million (December 31, 2010 — $2.2 million) on the options exercised was added to share capital with a corresponding decrease to contributed surplus.

(b)                                  EARNINGS PER SHARE

	2011	2010
Weighted average number of common shares	744,600	739,938
Weighted average number of dilutive stock options	756	940
Dilutive weighted average number of common shares	745,356	740,878

Total options and warrants excluded from the computation of diluted earnings per share because the exercise prices exceeded the average market value of the common shares for the period ended December 31, 2011 were $nil (December 31, 2010 — 0.08 million) and $nil (December 31, 2010 — 4.9 million), respectively.

(c)                                  DIVIDENDS PAID AND DECLARED

	2011	2010
Dividends paid during the year	$100,108	$48,267
Dividend declared in respect of the year	$115,552	$62,869

Dividend paid during the year (per share)	$0.13	$0.07
Dividend declared in respect of the year (per share)	$0.15	$0.08

21.                               OTHER COMPREHENSIVE INCOME AND RESERVES

(a)                                  OTHER COMPREHENSIVE INCOME

	2011	2010
		(Note 35)
Net change in unrealized losses on available-for-sale securities:
Change in fair value	$(123,008)	$(1,710)
Tax recovery (expense)	1,984	(916)
Reclassification of loss recorded in earnings	92,931	323
Tax expense	—	(55)
Net change in fair value of hedging instruments (Note 28(a))
Change in fair value	(60,169)	38,094
Tax recovery (expense)	16,488	(12,661)
Other comprehensive (loss) income	$(71,774)	$23,075

(b)                                 RESERVES

	2011	2010
		(Note 35)
Equity reserve
Balance, beginning of year	$30,196	$30,669
Exercise of stock options and share appreciation	(15,441)	(2,245)
Transfer on vesting of restricted share units	(7,291)	(6,091)
Share options and appreciation rights	9,303	7,863
Balance, end of year	$16,767	$30,196

Hedging reserve
Balance, beginning of year	$37,590	$12,157
Net change in fair value of hedging instruments (i)	(43,681)	25,165
Reclassification of losses on cash flow hedges to earnings (iv)	—	268
Balance, end of year	$(6,091)	$37,590

Available-for-sale reserve
Balance, beginning of year	$12,137	$14,495
Change in fair value of available-for-sale securities (ii)	(121,024)	(2,358)
Reclassification of losses on available-for-sale securities to earnings (iii)	92,931	—
Balance, end of year	$(15,956)	$12,137
Total reserve balance, end of year	$(5,280)	$79,923

(i)                          Net of tax recovery of $16.5 million (2010 — tax expense of $12.7 million).

(ii)                      Net of tax recovery of $2.0 million (2010 — tax expense of $1.0 million).

(iii)                  Net of tax expense of $nil (2010 - $nil).

(iv)                    Net of tax expense of $nil (2010 - $0.05 million).

The hedging reserve represents hedging gains and losses recognized on the effective portion of cash flow hedges. The cumulative deferred gain or loss on the hedge is recognized in the Consolidated Statement of Operations when the hedged transaction impacts the Consolidated Statement of Operations, or is recognized as an adjustment to the cost of non-financial hedged items.

The available-for-sale reserve represents the revaluation of available-for-sale financial assets. Where a revalued financial asset is sold or impaired, the relevant portion of the reserve is recognized in the Consolidated Statement of Operations.

22.                               SHARE-BASED PAYMENTS

The total compensation cost relating to share-based payments was $20.4 million (December 31, 2010 - $12.0 million) and is comprised of the following:

	2011	2010
Equity-settled plans	$9,302	$7,930
Cash-settled plans	11,127	4,113
Total expense recognized as compensation expense	$20,429	$12,043

Total carrying amount of liabilities for cash-settled arrangements (Note 16)	$22,225	$11,643
Total fair value of liability for vested benefits	$16,767	$30,196

(a)                                 STOCK OPTIONS

The Company’s Share Incentive Plan is designed to advance the interests of the Company by encouraging employees, officers, directors and consultants to have equity participation in the Company through the acquisition of common shares. The Share Incentive Plan is comprised of a share option component and a share bonus component. The aggregate maximum number of common shares that may be reserved for issuance under the Share Incentive Plan is 24.9 million (2010 - 24.9 million). Pursuant to the share bonus component of the Share Incentive Plan, common shares may be issued as a discretionary bonus to employees, officers, directors and consultants of the Company. Options granted under the share option component of the Share Incentive Plan vest immediately and have an exercise price of no less than the closing price of the common shares on the Toronto Stock Exchange on the trading day immediately preceding the date on which the options are granted and are exercisable for a period not to exceed ten years.

The Share Incentive Plan also provides for the granting of share appreciation rights to optionees. An optionee is entitled to elect to terminate his or her option, in whole or part, and, in lieu of receiving the common shares to which their terminated option relates, to receive that number of common shares, disregarding fractions which, when multiplied by the fair value of the common shares to which their terminated option relates, has a total value equal to the product of the number of such common shares times the difference between the fair value and the option price per share of such common shares, less any amount required to be withheld on account of income taxes.

There were no options that were granted in the years ended December 31, 2011 and December 31, 2010.

A summary of the stock options granted to acquire common shares under the Company’s Share Incentive Plan as at the period end and the changes thereof during the period are as follows:

	2011		2010
	Number of options (000’s)	Weighted average exercise price (Cdn$)	Number of options (000’s)	Weighted average exercise price (Cdn$)
Outstanding, beginning of year	5,490	$9.42	5,876	$9.32
Exercised	(3,798)	9.20	(381)	7.83
Expired	(160)	9.47	(5)	9.65
Outstanding, end of year	1,532	$9.90	5,490	$9.42
Exercisable, end of year	1,532	$9.90	4,988	$9.35

The weighted average share price at date of exercise for the year ended December 31, 2011 was $12.14 (December 31, 2010 - $11.74)

Stock options outstanding and exercisable as at December 31, 2011 are as follows:

	Outstanding		Exercisable
Exercise price	Quantity	Weighted average remaining contractual life	Quantity	Weighted average remaining contractual life
(Cdn$)	(000’s)	(Years)	(000’s)	(Years)
$3.00- $4.99	15	3.36	15	3.36
$9.00-$9.99	1,426	2.36	1,426	2.36
$10.00-$12.99	72	2.47	72	2.47
Total	1,513	2.37	1,513	2.37

	Outstanding		Exercisable
Exercise price	Quantity	Weighted average remaining contractual life	Quantity	Weighted average remaining contractual life
(US$)	(000’s)	(Years)	(000’s)	(Years)
$4.00-$5.99	19	3.37	19	3.37
Total	19	3.37	19	3.37
Grand total	1,532		1,532

(b)                                 DEFERRED SHARE UNITS (“DSU”)

DSU are granted to the eligible participants of the Deferred Share Unit Plan, who are non-executive directors of the Company or designated affiliates (an “eligible director”), and the Chairman or Chief Executive Officer (an “eligible officer”) of the Company.  The number of DSU granted to each eligible director on each DSU issue-date has the value equal to at least one half of the director’s remuneration payable in the current quarter.  The Board may also grant, in its sole and absolute discretion, to an eligible officer the rights to acquire any number of DSU as a discretionary payment in consideration of past services to the Company.  Each DSU entitles the holder, who ceases to be an eligible director or eligible officer, to a payment in cash without any further action on the part of the holder of the DSU on the relevant separation date.  The value of a DSU is equal to the market value in Canadian dollars of a common share of the Company at the separation date.

	2011	2010
	Number of DSU (000’s)	Number of DSU (000’s)
Outstanding, beginning of year	901	605
Granted	593	296
Outstanding and exercisable, end of year	1,494	901

The value of the DSU as at December 31, 2011 was $22.2 million (2010 - $11.6 million, January 1, 2010 - $6.5 million). In 2011, the Company recorded a mark-to-market loss of $3.3 million which is included in other operating expenses and an expense of $7.8 million for DSU granted during the year.

(c)                                  RESTRICTED SHARE UNITS (“RSU”)

RSU are granted to eligible employees and eligible contractors to secure for the Company the benefits inherent in the ownership of company shares by the eligible participants.  From time to time, the Board, or as it delegates, determines the participants to whom RSU shall be granted by taking into consideration the present and potential contributions of the services rendered by the particular participant to the success of the Company.  A RSU award granted to a participant will entitle the participant to receive a Canadian dollar payment in fully paid shares or, at the option of the Company, in cash on the date when the RSU award is fully vested upon the expiry of the restricted period in respect of the corresponding RSU award. Fair value of RSU is based on the market price on the day that the RSU is granted.

	2011	2010
	Number of RSU (000’s)	Number of RSU (000’s)
Outstanding, beginning of period	1,192	1,349
Granted	1,498	415
Vested and converted to common shares	(670)	(556)
Forfeited	(55)	(16)
Outstanding, end of period	1,965	1,192

In year ended December 31, 2011, the Company credited $7.3 million to share capital in respect of RSU that vested during the year and granted 1,497,871 RSU (December 31, 2010 — 415,086 RSU) with a weighted average grant date fair value of Cdn$13.04 (December 31, 2010 - $10.82). The expense of $9.1 million (December 31, 2010 - $7.1 million) is included in general and administrative expenses.  The fair value of RSU as at December 31, 2010 was $14.8 million (December 31, 2010 - $8.9 million).

(d)                                 SHARE PURCHASE WARRANTS

	2011			2010
	Number of warrants (000’s)	Weighted average exercise price (Cdn$)	Fair Value	Number of warrants (000’s)	Weighted average exercise price (Cdn$)	Fair Value
Outstanding, beginning of year	4,886	$19.08	$143	14,497	$13.74	$9,053
Exercised	—	—	—	(7,124)	11.05	(5,010)
Expired	(4,886)	19.08	—	(2,487)	10.95	(2,162)
Mark-to-market adjustments	—	—	(143)	—	—	(1,738)
Outstanding and exercisable, end of year	—	$—	$—	4,886	$19.08	$143

Share purchase warrants were denominated in Canadian Dollars, and were recorded as a liability and carried at fair value. Any changes in fair value from period to period are recorded as a gain or loss in the Statement of Operations. The outstanding share purchase warrants expired unexercised during the year.

23.                               NON-CONTROLLING INTEREST

The Company holds a 56.7% interest in Agua De La Falda (“ADLF”) project along with Corporación Nacional del Cobre de Chile (“Codelco”). The ADLF project is an exploration project which includes the Jeronimo Deposit and is located in Northern Chile.

	2011	2010
Agua De La Falda S.A.	$46,800	$46,800

24.                               COST OF SALES EXCLUDING DEPLETION, DEPRECIATION AND AMORTIZATION

	2011	2010
Change in inventories, ore stockpiles, material and supplies	$(16,281)	$(672)
Contractors, services and other charges	222,794	193,136
Employee compensation and benefits expenses (Note 25)	155,471	121,994
Repairs and maintenance	81,290	78,046
Royalties	7,621	6,347
Power	72,040	65,802
Consumables	193,692	164,937
Other	33,566	28,316
Impact of foreign currency derivative contracts (Note 28(a))	(33,501)	(26,843)
Cost of sales excluding depletion, depreciation and amortization	$716,692	$631,063

25.                               EMPLOYEE COMPENSATION AND BENEFITS EXPENSES

	2011	2010
Wages and salaries	$143,089	$141,419
Pension plans (a)	92,507	55,806
Other benefits (b)	30,214	26,584
Total Employee compensation and benefits expenses	$265,810	$223,809
Less: Expensed within General and Administrative expenses	(56,140)	(54,028)
Less: Expensed Exploration expenses	(9,659)	(10,635)
Less: Capitalized Mine Development	(44,540)	(37,152)
Employee compensation and benefit expenses included in Cost of Sales (Note 24)	$155,471	121,994

(a)         During the year, the Company introduced defined contribution pension plans for all full-time qualifying employees of the Company and its subsidiaries. Contributions by the Company are based on a contribution percentage using the annual salary as the base and are made on a quarterly basis or as otherwise determined by the Company. The assets of the plans are held separately from those of the Company and are managed by the Plan Administrators.

The total expense recognized in the Consolidated Statement of Operations of $4.8 million (2010: $nil) represents contributions payable to these plans by the Company at rates specified in the rules of the plans. As at December 31, 2011, contributions of $2.8 million (2010: $nil) due in respect of the 2011 reporting period had not been paid over to the plans but were paid subsequent to the end of the year.

(b)         Included in Other benefits are share-based payment transactions as discussed in Note 22.

26.                               FINANCE INCOME AND EXPENSE

	2011	2010
Net foreign exchange gain	$—	$10,598
Realized gain on derivatives	1,626	—
Unrealized gain on derivatives	—	1,948
Interest income	12,522	5,300
Finance income	$14,148	$17,846

Unwinding of discounts on provisions	$(7,952)	$(9,772)
Net foreign exchange loss	(14,563)	—
Realized loss on derivatives	(4,829)	(13,759)
Interest expense on long-term debt	(17,441)	(23,636)
Other expenses	(3,541)	(18,627)
Finance expense	$(48,326)	$(65,794)
Net finance expense	$(34,178)	$(47,948)

The above finance income and finance expense include the following interest income and expense in respect of asset and liabilities not recorded fair value through profit or loss:

	2011	2010
Total interest income on financial assets	$12,522	$15,898
Total interest expense on financial liabilities	$(43,497)	$(52,035)

27.                               CAPITAL MANAGEMENT

The Company’s objectives in managing capital are to ensure sufficient liquidity to pursue its strategy of organic growth combined with strategic acquisitions, to ensure the externally imposed capital requirements relating to its long-term debt are being met, and to provide returns to its shareholders. The Company defines capital that it manages as net worth, which is comprised of total shareholders’ equity and debt obligations (net of cash and cash equivalents).

The Company manages its capital structure and makes adjustments to it in light of general economic conditions, the risk characteristics of the underlying assets and the Company’s working capital requirements. In order to maintain or adjust its capital structure, the Company, upon approval from its Board of Directors, may issue shares, pay dividends, or undertake other activities as deemed appropriate under the specific circumstances. The Board of Directors reviews and approves any material transactions out of the ordinary course of business, including proposals on acquisitions or other major investments or divestitures, as well as capital and operating budgets. The Company has not made any changes to its policies and processes for managing capital during the year.

The externally imposed financial covenants on the revolving facility (Note 18) are as follows:

(a)         Tangible net worth of at least $2.3 billion.

(b)         Maximum net total debt (debt less cash) to tangible net worth of 0.75.

(c)          Leverage ratio (net total debt/EBITDA) to be less than or equal to 3.5:1.

Not meeting these capital requirements could result in a condition of default by the Company. As at December 31, 2011, the Company has met all of the externally imposed capital requirements.

28.                               FINANCIAL INSTRUMENTS

(a)                                 Fair Value of Financial Instruments

The Company’s financial instruments include cash and cash equivalents, trade and other receivables, advances and deposits, investments, long-term note receivable, trade and other payables, long-term debt and derivative assets (liabilities). The carrying values of cash and cash equivalents, trade and other receivables, advances and deposits, trade and other payables approximate their fair values due to the relatively short-term nature of these instruments. Adjustments recognized in the balance sheet relating to concentrate sales were fair valued based on published and observable prices. The fair value of long-term receivables is calculated by discounting the future cash flows by a discount factor based on an interest rate of 5% which reflects the Company’s own credit risk. Fair values of derivatives were based on published and observable market prices for similar instruments and on market closing prices at period end.

There were no material differences between the carrying value and fair value of non-current assets and liabilities. The long-term debt has a carrying value of $431.8 million (December 31, 2010 - $486.5 million; January 1, 2010 - $529.5 million), which is comprised of a revolving facility and senior debt notes with fair values of $162.9 million and $268.8 million, respectively (December 31, 2010 - $246.9 million and $300.8 million; January 1, 2010 - $278.3 million and $303.1 million). The fair value was calculated by discounting the future cash flows by a discount factor based on an interest rate of 5% which reflects the Company’s own credit risk. Fair values of available-for-sale securities were calculated based on current and available market information.

The Company assesses its financial instruments and non-financial contracts on a regular basis to determine the existence of any embedded derivatives which would be required to be accounted for separately at fair value and to ensure that any embedded derivatives are accounted for in accordance with the Company’s policy. As at December 31, 2011, there were no embedded derivatives requiring separate accounting other than concentrate sales.

The fair value hierarchy establishes three levels to classify the inputs to valuation techniques used to measure fair value. Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities. Level 2 inputs are quoted prices in markets that are not active, quoted prices for similar assets or liabilities in active markets, inputs other than quoted prices that are observable for the asset or liability (for example, interest rate and yield curves observable at commonly quoted intervals, forward pricing curves used to value currency and commodity contracts and volatility measurements used to value option contracts), or inputs that are derived principally from or corroborated by observable market data or other means. Level 3 inputs are unobservable (supported by little or no market activity). The fair value hierarchy gives the highest priority to Level 1 inputs and the lowest priority to Level 3 inputs.

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. In assessing the fair value of a particular contract, the market participant would consider the credit risk of the counterparty to the contract. Consequently, when it is appropriate to do so, the Company adjusts its valuation models to incorporate a measure of credit risk.

Fair Value Measurements at December 31, 2011

	Level 1 Input	Level 2 Input	Level 3 Input	Aggregate Fair Value
Assets:
Available-for-sale securities (Note 13(a))	81,353	—	—	81,353
Derivative related assets (Note 9)	—	9,629	—	9,629
	$81,353	$9,629	$—	$90,982
Liabilities:
Derivative related liabilities (Note 16)	—	20,629	—	20,629
	$—	$20,629	$—	$20,629

Fair Value Measurements at December 31, 2010

	Level 1 Input	Level 2 Input	Level 3 Input	Aggregate Fair Value
Assets:
Available-for-sale securities (Note 13(a))	102,958	—	—	102,958
Derivative related assets (Note 9)	—	44,183	—	44,183
	$102,958	$44,183	$—	$147,141
Liabilities:
Derivative related liabilities (Note 16)	—	4,803	—	4,803
	$—	$4,803	$—	$4,803

Valuation Techniques

Available-for-Sale Securities

The fair value of publicly traded available-for-sale securities is determined based on a market approach reflecting the bid price of each particular security at the balance sheet date. The closing price is a quoted market price obtained from the exchange that is the principal active market for the particular security, and therefore available-for-sale securities are classified within Level 1 of the fair value hierarchy.

Derivative Instruments

The fair value of derivative instruments is determined using either present value techniques or option pricing models that utilize a variety of inputs that are a combination of quoted prices and market-corroborated inputs. The Company continues to monitor the potential impact of the recent instability of the financial markets, and will adjust its derivative contracts for credit risk based upon the credit default swap spread for each of the counterparties as warranted.

Gold Sales Contracts and Metal Concentrate Sales Contracts

Gold sales are made at market observable prices.

Metal concentrate sales are based on market prices of measurement dates, which are two or three months after shipment depending on the terms of the off-take agreements. The sales are measured initially and then adjusted monthly on the basis of prices quoted on the London Metal Exchange until measurement date. Therefore, metal concentrate sales would be classified within Level 2 of the fair value hierarchy. The Company continues to monitor and, as warranted, adjust for credit risk based upon the credit default swap spread for each of the counterparties.

The following table summarizes derivative related assets:

	December 31,	December 31,
	2011	2010
Currency contracts
Forward contracts (Note 9)	$9,629	$44,183
Less: Current portion	(9,629)	(25,540)
Non-current portion	$—	$18,643

The following table summarizes the components of derivative related liabilities:

	December 31,	December 31,
	2011	2010
Currency contracts
Forward contracts	$(19,493)	$—
Interest Rate Contracts
Interest rate swaps	(1,136)	(4,803)
Total derivative related liabilities (Note 16)	(20,629)	(4,803)
Less: Current portion	1,545	3,853
Non-current portion	$(19,084)	$(950)

The following table summarizes unrealized derivative gains (losses):

	2011	2010
Non-hedge derivatives
Available-for-sale securities	$143	$—
Commodity contracts	—	5,230
Hedge ineffectiveness
Currency contracts	(220)	(4,250)
Interest rate contracts	9,118	968
	$9,041	$1,948

The following table summarizes realized derivative gains (losses):

	2011	2010
Currency contracts	$1,626	$(246)
Commodity contracts	—	(5,230)
	$1,626	$(5,476)

Additionally, included in cost of sales excluding depletion, depreciation and amortization, are realized gains in the amount of $33.5 million (December 31, 2010 — $26.8 million) with respect to currency derivative contracts.

The Company has forward contracts to economically hedge against the risk of declining copper prices for a portion of its forecast copper concentrate sales. Included in sales are realized gains in the amount of $3.9 million (December 31, 2010 — realized losses of $3.4 million) in respect of commodity contracts.

The interest rate swaps have been accounted for as cash flow hedge with the effective portion of the hedge of $5.5 million losses for the year ended December 31, 2011 (December 31, 2010 —$4.3 million gains) recorded in other comprehensive income. Included in finance expenses are realized losses in the amount of $4.8 million (December 31, 2010 — $8.3 million) in respect to the interest rate swaps.

The Company estimates that approximately $10.8 million of net gains will be reclassified from hedging reserve to earnings in respect of cash flow currency hedges over the next twelve months.

The following table summarizes cash flow currency and interest rate hedge (losses) gains in OCI (Note 21):

	2011	2010
Effective portion of change in fair value of hedging instruments:
Currency contracts	$(54,719)	$33,748
Interest rate contracts	(5,450)	4,346
Deferred income tax	16,488	(12,661)
	$(43,681)	$25,433

(b)           CURRENCY RISK

The Company’s sales are predominantly denominated in United States Dollars. The Company is primarily exposed to currency fluctuations relative to the United States Dollar as a portion of the Company’s operating costs and capital expenditures are denominated in foreign currencies; predominately the Brazilian Real, the Argentine Peso, the Chilean Peso and the Mexican Peso. Monetary assets denominated in foreign currencies are also exposed to foreign currency fluctuations. These potential currency fluctuations could have a significant impact on production costs and thereby the profitability of the Company.

The Company entered into forward contracts to economically hedge against the risk of an increase in the value of the Brazilian Real versus the United States Dollar. Currency contracts totaling 924.2 million Reais at an average rate of 2.06 Real to the United States Dollar have been designated against forecast Reais denominated expenditures as a hedge against the variability of the United States dollar amount of those expenditures caused by changes in the currency exchange rates for 2012 through to December 31, 2014. Of this, 309.4 million Reais is hedged for 2012, 292.0 million is hedged for 2013 and approximately 322.8 million Reais for 2014.

The Company also entered into forward contracts to economically hedge against the risk of an increase in the value of the Mexican Pesos versus the United States Dollar. Currency contracts totaling 464.5 million Pesos at an average rate of 13.32 Pesos to the United States Dollar have been designated against forecast Pesos denominated expenditures as a hedge against the variability of the United States dollar amount of those expenditures caused by changes in the currency exchange rates for 2012 through to May 31, 2015. Of this, 87.5 million Pesos is hedged for 2012, 156.0 million Pesos is hedged for 2013, 156.0 million Pesos is hedged for 2014 and 65.0 million Pesos for 2015.

The effective portion of changes in the fair value of the currency contracts has been recorded in OCI until the forecast expenditure impacts earnings. The ineffective portion of changes in the fair value of the currency contracts has been recorded in current earnings.

The following table outlines the Company’s exposure to currency risk and the pre-tax effects on profit or loss and equity at the end of the reporting period of a 10% change in the foreign currency for the foreign currency denominated monetary items. The sensitivity analysis includes cash and cash equivalents and accounts payable.  A positive number below indicates an increase in profit or equity where the US dollar strengthens 10% against the relevant foreign currency.  For a 10% weakening of the US dollar against the relevant foreign currency, there would be a comparable negative impact on the profit or equity.

	2011		2010
(on 10% change in United States Dollar exchange rate)	Effect on net earnings, before tax	Effect on other comprehensive income, before tax	Effect on net earnings, before tax	Effect on other comprehensive income, before tax
Brazilian Reais	$15,889	$42,028	$9,062	$23,779
Argentine Peso	$3,771	$—	$1,275	$—
Canadian Dollar	$720	$—	$540	$—
Mexican Peso	$—	$2,871	$—	$—
Chilean Peso	$5,870	$—	$3,901	$—

The sensitivity analyses included in the tables above should be used with caution as the results are theoretical, based on management’s best assumptions using material and practicable data which may generate results that are not necessarily indicative of future performance. In addition, in deriving this analysis, the Company has made assumptions based on the structure and relationships of variables as at the balance sheet date which may differ due to fluctuations throughout the year with all other variables assumed to remain constant. Actual changes in one variable may contribute to changes in another variable, which may amplify or offset the effect on earnings.

(c)           COMMODITY PRICE RISK

Gold, copper and silver prices are affected by various forces including global supply and demand, interest rates, exchange rates, inflation or deflation and the political and economic conditions of major gold, copper and silver-producing countries. The profitability of the Company is directly related to the market price of gold, copper and silver. A decline in the market prices for these precious metals could negatively impact the Company’s future operations. The Company has not hedged any of its gold sales.

As the December 31, 2011, the Company’s exposure to commodity price is limited to the trade receivables associated with provisional pricing of metal concentrate sales particularly copper.  A10% change in the price of copper has an $18.5 million before tax effect on profit or loss.

(d)           INTEREST RATE RISK

The Company is exposed to interest rate risk on its variable rate debt.  As at December 31, 2011, the Company has a total of $63.2 million in interest rate swap agreements to convert floating rate financing to fixed rate financing effective until 2012. These contracts fix the rate of interest on part of the Company’s revolving credit line at 4.36%. The effective portion of changes in the fair value of the interest rate swaps has been recorded in OCI until the forecast interest expense impacts earnings. The ineffective portion of changes in the fair value of the interest rate swaps have been recorded in current earnings.

At December 31, 2011, most of the Company’s long-term debt was at fixed rates, hence there is little market risk arising from fluctuations in floating interest rate.

(e)           CREDIT RISK

Credit risk is the risk that a third party might fail to discharge its obligations under the terms of a financial instrument. The Company limits credit risk by entering into business arrangements with high credit-quality counterparties, limiting the amount of exposure to each counterparty and monitoring the financial condition of counterparties whilst also establishing policies to ensure liquidity of available funds. In addition, credit risk is further mitigated in specific cases by maintaining the ability to novate contracts from lower quality credit counterparties to those with higher credit ratings.

For cash, cash equivalents, trade and other receivables, income taxes recoverable, derivative related assets, restricted cash, long-term note receivable and long-term tax credits, credit risk is represented by the carrying amount on the balance sheet. Cash, cash equivalents and restricted cash are deposited in highly rated corporations and the credit risk associated with these deposits is low. The Company sells its products to large international financial institutions and other organizations with high credit ratings. Historical levels of receivable defaults and overdue balances over normal credit terms are both negligible, thus the credit risk associated with trade receivables is also considered to be negligible. Long-term tax credits have negligible credit risk as they are receivable from the governmental authorities and are carried at their estimated fair value. The long-term note receivable in relation to the sale of assets is due from a highly rated corporation and the credit risk associated with it is low. For derivatives, the Company assumes no credit risk when the fair value of the instruments is negative. When the fair value of the instruments is positive, this is a reasonable measure of credit risk.  The Company does not have any assets pledged as collateral.

The Company’s maximum credit exposure to credit risk is as follows:

	December 31,	December 31,	January 1,
	2011	2010	2010
Cash and cash equivalents	$550,438	$330,498	$170,070
Trade receivable and other receivables (Note 7)(i)	206,101	212,945	102,126
Derivative related assets (Note 9)	9,629	44,183	14,277
Deferred consideration receivable (Note 9)	10,000	25,000	—
Restricted cash (Note 9)	220	243	13,844
Note receivable (Note 9)	—	64,690	25,971
Long-term tax credits (Note 9)	114,002	129,551	107,177
	$890,390	$807,110	$433,465

(i)            Trade and other receivables are non-interest bearing and are neither impaired nor past due.

(f)                                   LIQUIDITY RISK

Liquidity risk is the risk that an entity will encounter difficulty in meeting obligations associated with financial liabilities that are settled by delivering cash or another financial asset.  Under the terms of our trading agreements, counterparties cannot require the Company to immediately settle outstanding derivatives except upon the occurrence of customary events of default. The Company mitigates liquidity risk by spreading the maturity dates of derivatives over time, managing its capital expenditures and operating cash flows and by maintaining adequate lines of credit.  In addition, the Company addresses the capital management process as described in Note 27. Contractual maturities relating to contractual commitments are included in Note 32 and relating to long-term debt is included in Note 18.

The fair value of interest rate swaps and forward exchange contracts in fair value hedge relationships used to hedge both interest rate and foreign currency risks are as follows:

	2011	2010
Interest rate swaps - US dollar swaps
Not later than one year	$(1,136)	$(3,853)
Later than one year but not later than five years	$—	$(950)
Forward exchange contracts
US$ to Brazilian Reais
Not later than one year	$9,629	$25,540
Later than one year but not later than five years	$(16,205)	$18,643
US$ to Mexican Peso
Not later than one year	$(410)	$—
Later than one year but not later than five years	$(2,879)	$—

29.          INCOME TAXES

(a)                                INCOME TAX EXPENSE

	2011	2010
Current tax expense (recovery)
Current tax expense in respect of the current year	$278,985	$132,478
Adjustment for prior periods	1,950	5,558
Impact of foreign exchange	(10,757)	(5,068)
Penalties and interest	(4,124)	3,518
	$266,054	$136,486

Deferred tax expense (recovery)
Deferred tax expense recognized in the current year	$(61,101)	$13,485
Adjustment for prior periods	10,451	9,228
Impact of foreign exchange	54,486	(30,873)
	$3,836	$(8,160)
Total income tax expense	$269,890	$128,326

The following table reconciles income taxes calculated at statutory rates with the income tax expense in the Consolidated Statements of Operations:

	2011	2010
Earnings from continuing operations before income taxes	$818,184	$583,484
Canadian statutory tax rate	28.3%	31.0%

Expected income tax expense	231,137	180,880
Impact of (higher) lower foreign tax rates	(3,452)	10,705
Change in tax rates	—	3,173
Interest and penalties	(4,173)	3,518
Permanent differences	(52,192)	(37,445)
Unused tax losses and tax offsets not recognized in deferred tax assets	40,895	73,719
Unrealized foreign exchange on intercompany debt	(6,256)	(90,873)
Unrealized foreign exchange	43,721	(35,941)
Withholding taxes	15,716	14,258
Other	4,494	6,332
Income tax expense	$269,890	$128,326

Income tax expense is represented by:
Current income tax expense	$266,055	$136,486
Deferred income tax expense (recovery)	3,835	(8,160)
Net income tax expense	$269,890	$128,326

The change in the Canadian statutory rate over the prior year is a result of a reduction in the federal and provincial tax rates.

(b)                                 DEFERRED INCOME TAXES

The following is the analysis of the deferred tax assets (liabilities) presented in the Consolidated Balance Sheets:

The net deferred income tax assets (liabilities) are classified as follows:	December 31, 2011	December 31, 2010	January 1, 2010
Deferred income tax assets	$156,785	$183,120	$152,365
Deferred income tax liabilities	(2,000,848)	(2,041,819)	(1,967,122)
	$(1,844,063)	$(1,858,699)	$(1,814,757)

December 31, 2011	Opening balance	Recognized in profit or loss	Recognized in other comprehensive income	Recognized in equity	Closing balance
Deductible temporary differences	$12,460	$(8,591)	$—	$—	$3,869
Amounts related to tax losses	12,563	7,934	—	1,753	22,250
Financing costs	4,327	(2,191)	—	(1,753)	383
Decommissioning, restoration and similar liabilities	6,984	(1,194)	—	—	5,790
Derivative liability	(22,423)	6,174	13,270	—	(2,979)
Property, plant and equipment	(1,625,753)	(9,613)	—	—	(1,635,366)
Unrealized foreign exchange losses	(245,386)	(12,915)	—	—	(258,301)
Available-for-sale securities	(1,652)	8,111	5,173	—	11,632
Other	181	8,449	29	—	8,659
Deferred income tax liabilities	$(1,858,699)	$(3,836)	$18,472	$—	$(1,844,063)

December 31, 2010	Opening balance	Recognized in profit or loss	Recognized in other comprehensive income	Acquisitions/ Disposals	Other	Closing balance
Deductible temporary differences	$15,393	$(2,933)	$—	$—	$—	$12,460
Amounts related to tax losses	35,982	(23,419)	—	—	—	12,563
Financing costs	6,397	(2,070)	—	—	—	4,327
Decommissioning, restoration and similar liabilities	7,963	(979)	—	—	—	6,984
Derivative liability	(2,830)	(6,932)	(12,661)	—	—	(22,423)
Property, plant and equipment	(1,663,042)	77,387	—	(40,098)		(1,625,753)
Unrealized foreign exchange losses	(225,383)	(20,003)	—	—	—	(245,386)
Available-for-sale securities	5,425	(6,106)	(971)	—	—	(1,652)
Other	5,338	(6,785)	—	—	1,628	181
Deferred income tax liabilities	$(1,814,757)	$8,160	$(13,632)	$(40,098)	$1,628	$(1,858,699)

A deferred tax asset in the amount of $39.1 million has been recorded based on future taxable profits related to tax planning strategies.  Management understands that the tax planning strategies are prudent and feasible.

(c)                                  UNRECOGNIZED DEDUCTIBLE TEMPORARY DIFFERENCES AND UNUSED TAX LOSSES

The Company has deductible temporary differences and unused tax losses of approximately $1.2 billion (December 31, 2010 - $926.0 million) for which no deferred tax asset is recognized in the Consolidated Statements of Operations.

Loss carry forwards at December 31, 2011 will expire as follows:

	Canada	U.S.	Brazil	Chile	Argentina	Other	Total
2012	—	2,007	—	—	704	5,410	8,121
2013	—	260	—	—	392	1,505	2,157
2014	11,156	5,089	—	—	659	5,314	22,218
2015	6,630	1,634	—	—	700	3,540	12,504
2016	—	12,383	—	—	4	4,761	17,148
2017 and onwards	143,445	116,002	—	—	—	122,954	382,401
Unlimited	227,482	—	220,619	57,450	—	16,812	522,363
	$388,713	$137,375	$220,619	$57,450	$2,459	$160,296	$966,912

(d)                                 UNRECOGNIZED TAXABLE TEMPORARY DIFFERENCES ASSOCIATED WITH INVESTMENTS AND INTERESTS IN SUBSIDIARIES

As at December 31, 2011 an aggregate temporary difference of $1.4 billion (December 31, 2010 - $1.1 billion) related to investments in subsidiaries was not recognized because the Company controls the reversal of the liability and it is expected that it will not reverse in the foreseeable future.

30.          SUPPLEMENTARY CASH FLOW INFORMATION

(a)           NON-CASH INVESTING AND FINANCING TRANSACTIONS

	2011	2010
Interest capitalized to assets under construction	$19,711	$4,067
Issue of common shares on exercise of warrants	$—	$23,750
Issue of common shares on vesting of RSU (Note 22)	$7,291	$6,158
Transfer of equity reserve on exercise of stock options and share purchase appreciation rights	$15,441	$2,245
Shares received as consideration of settlement of notes receivable (Note 6(a))	$74,247	$53,760
Value of expired warrants transferred to equity reserve	$—	$7,210

(b)           NET CHANGES IN NON-CASH OPERATING WORKING CAPITAL

	2011	2010
Net (increase) decrease in:
Trade and other receivables	$(33,537)	$(83,747)
Inventories	(40,571)	(18,182)
Other assets	(1,238)	(107,419)
Net increase (decrease) in:
Trade payable and other payables	19,092	(11,223)
Other current liabilities	(325)	37,810
Removal of movement in above related to foreign exchange	15,988	7,265
	$(40,591)	$(175,496)

Changes in non-cash working capital items are net of items related to property, plant and equipment.

31.          OPERATING SEGMENTS

The Company’s primary format for reporting segment information is geographical segments, which are supplemented by information of individual mining operations. The Company performs its planning, decision making, cash flow management and other management activities on such segment structure and relies on a management team with its members positioned in the geographical regions where the Company’s key mining operations are located. In determining the Company’s segment structure, consideration is given to the similar operational, currency and political risks to which the mining operations within the same business and regulatory environment are exposed. Except for the Canada and Mexico and Other segments, each mine within a segment derives its revenues mainly from the sales of precious metals through specific channels and processes as coordinated and managed by the corresponding regional management group.

Property plant and equipment referred to below consist of land, buildings, equipment, depletable producing properties, assets under construction and exploration and evaluation costs.

December 31, 2011	Brazil	Chile	Argentina	Mexico and Other	Canada	Total

Property, plant and equipment	$1,796,744	$4,708,566	$2,291,626	$237,373	$9,785	$9,044,094
Goodwill and intangibles	$55,000	$14,744	$—	$938	$—	$70,682
Investment in associate	$—	$—	$169,102	$—	$—	$169,102

Non-current assets	$1,990,778	$4,752,122	$2,549,633	$240,950	$133,805	$9,667,288

Total assets	$2,414,878	$4,821,463	$2,626,168	$521,812	$385,619	$10,769,940

Total liabilities	$(532,067)	$(1,253,196)	$(822,944)	$(88,443)	$(581,767)	$(3,278,417)

December 31, 2010	Brazil	Chile	Argentina	Mexico and Other	Canada	Total

Property, plant and equipment	$1,523,155	$4,666,705	$2,300,589	$117,826	$3,806	$8,612,081
Goodwill and intangibles	$55,000	$16,574	$—	$938	$—	$72,512
Investment in associate	$—	$—	$201,585	$—	$—	$201,585

Non-current assets	$1,785,556	$4,704,119	$2,614,481	$131,731	$170,627	$9,406,514

Total assets	$2,262,150	$4,908,944	$2,641,454	$200,378	$306,166	$10,319,092

Total liabilities	$(539,923)	$(1,177,095)	$(643,124)	$(75,290)	$(797,389)	$(3,232,821)

January 1, 2010	Brazil (i)	Chile	Argentina	Mexico and Other (i)	Canada	Total

Property, plant and equipment	$1,399,742	$4,613,794	$2,301,040	$43,957	$3,571	$8,362,104
Goodwill and intangibles	$55,000	$—	$—	$938	$—	$55,938
Investment in associate	$—	$—	$213,789	$—	$—	$213,789

Non-current assets	$1,555,046	$4,635,681	$2,621,731	$71,083	$123,473	$9,007,014

Total assets	$1,842,820	$4,744,316	$2,637,056	$132,411	$164,854	$9,521,457

Total liabilities	$(414,837)	$(1,137,013)	$(678,550)	$(58,166)	$(815,555)	$(3,104,121)

(i)            Balances exclude discontinued operations.

SEGMENT OPERATING EARNINGS

2011	Brazil	Chile	Argentina	Mexico and Other	Canada	Total
Revenues	$1,001,965	$50,274	$—	$—	$1,121,086	$2,173,325
Inter-segment revenue	—	887,720	233,366	—	(1,121,086)	—
Total segment revenue	1,001,965	937,994	233,366	—	—	2,173,325
Cost of sales excluding depletion, depreciation and amortization	(385,403)	(259,967)	(71,322)	—	—	(716,692)
Gross margin	616,562	678,027	162,044	—	—	1,456,633
Depletion, depreciation and amortization	(102,038)	(195,464)	(59,257)	—	—	(356,759)
Mine operating earnings	$514,524	$482,563	$102,787	$—	$—	$1,099,874
Equity earnings	$—	$—	$39,019	$—	$—	$39,019
Income tax expense	$(146,740)	$(91,132)	$(34,746)	$(4,118)	$6,846	$(269,890)
Capital expenditures	$376,209	$229,391	$89,436	$119,735	$7,452	$822,223

2010	Brazil (i)	Chile	Argentina	Mexico and Other (i)	Canada	Total
Revenues	$876,864	$646,954	$—	$—	$162,993	$1,686,811
Inter-segment revenue	—	—	162,993	—	(162,993)	—
Total segment revenue	876,864	646,954	162,993	—	—	1,686,811
Cost of sales excluding depletion, depreciation and amortization	(323,047)	(237,591)	(70,425)	—	—	(631,063)
Gross margin	553,817	409,363	92,568	—	—	1,055,748
Depletion, depreciation and amortization	(87,248)	(175,449)	(39,215)	—	—	(301,912)
Mine operating earnings	$466,569	$233,914	$53,353	$—	$—	$753,836
Equity earnings	$—	$—	$49,264	$—	$—	$49,264
Income tax expense	$(45,069)	$(44,037)	$(10,341)	$(7,698)	$(21,181)	$(128,326)
Capital expenditures	$194,078	$213,699	$48,834	$73,152	$1,318	$531,081

(i)            Excludes operating results of discontinued operations.

32.          CONTRACTUAL COMMITMENTS

Construction and Service Contracts

	2011	2010
Within 1 year	$316,726	$215,162
Between 1 to 3 years	223,694	233,703
Between 3 to 5 years	9,586	67,397
After 5 years	6,219	5,600
	$556,225	$521,862

Operating Leases

The aggregate amount of minimum lease payments under non-cancellable operating leases are as follows:

	2011	2010
Within 1 year	$4,980	$3,458
Between 1 to 3 years	6,573	2,381
Between 3 to 5 years	4,622	1,886
After 5 years	1,948	236
	$18,123	$7,961

33.          CONTINGENCIES

Due to the size, complexity and nature of the Company’s operations, various legal and tax matters arise in the ordinary course of business.  The Company accrues for such items when a liability is both probable and the amount can be reasonably estimated.  In the opinion of management, these matters will not have a material effect on the consolidated financial statements of the Company.

	2011	2010
Contingent liabilities (excluding those relating to joint ventures and associates)
Indemnities	$177,000	$177,000
	$177,000	$177,000

In 2004, a former director of Northern Orion commenced proceedings in Argentina against Northern Orion claiming damages in the amount of $177.0 million for alleged breaches of agreements entered into by the plaintiff.  The plaintiff alleged that the agreements entitled him to a pre-emption right to participate in acquisitions by Northern Orion in Argentina and claimed damages in connection with the acquisition by Northern Orion of its 12.5% equity interest in the Alumbrera project.  On August 22, 2008, the National Commercial Court No. 8 of the City of Buenos Aires issued a first-instance judgement rejecting the claim. The plaintiff appealed this judgement and a decision of the appellate court is pending. While the Company continues to consider that the plaintiff’s allegations are unfounded and has been advised by its Argentine counsel that the appeal is unlikely to be successful; the outcome is not certain. There is no assurance that the Company will be wholly successful in confirming the first-instance judgement at appellate courts. There have not been any significant developments on this matter during the current year.

34.          RELATED PARTIES

(a)                     PARENT AND SIGNIFICANT SUBSIDIARIES

The consolidated financial statements include the financial statements of Yamana Gold Inc. (Parent) and the following significant subsidiaries:

	Country of incorporation	2011	% Equity interest 2010
Minera Yamana Inc.	Canada	100%	100%
0805346 B.C. Ltd.	Canada	100%	100%
6855237 Canada Inc.	Canada	100%	100%
Minera Meridian Ltda.	Chile	100%	100%
Minera Florida Ltda.	Chile	100%	100%
Minas Argentinas SA	Argentina	100%	100%
Minera Meridian Minerales SRLCV	Mexico	100%	100%
Jacobina Mineração e Comércio Ltda.	Brazil	100%	100%
Mineração Maracá Industria e Comércio S.A.	Brazil	100%	100%
Mineração Fazenda Brasileiro S.A.	Brazil	100%	100%
Companhia Goiana de Ouro S.A	Brazil	100%	100%
Serra da Borda Mineração e Metalurgia S.A.	Brazil	100%	100%

(b)                     COMPENSATION OF KEY MANAGEMENT PERSONNEL

The Company considers key management personnel to be those persons having authority and responsibility for planning, directing and controlling the activities of the Company, directly or indirectly.

(in thousands of United States Dollars)	2011	2010
Salaries	$21,274	$17,741
Share-based payments (i)	14,391	8,097
Other benefits	4,912	3,582
	$40,577	$29,420

(i)            Refer to Note 22 for further disclosures on share-based payments.

(c)                                  OTHER RELATED PARTIES TRANSACTIONS

The disclosure relating to the equity earnings and the dividends received from the investment in Associate are set out in Note 12.

35.          TRANSITION TO IFRS

The Company has adopted IFRS effective January 1, 2010 (“date of transition”) in accordance with IFRS 1.

The accounting policies summarized in Note 3 have been applied in preparing the consolidated financial statements for the year ended December 31, 2011, the comparative information presented in these financial statements for the year ended December 31, 2010 and in the preparation of an opening IFRS balance sheet at the date of transition.

In preparing its opening IFRS balance sheet, the Company has adjusted amounts reported previously in financial statements prepared in accordance with Canadian GAAP.  An explanation of how the transition from Canadian GAAP to IFRS has affected the Company’s financial position, financial performance and cash flows is set out in the following tables and the accompanying notes.

RECONCILIATION OF BALANCE SHEET AS AT JANUARY 1, 2010

	Canadian GAAP	Effect of transition to IFRS	Notes	IFRS
Assets
Current assets:
Cash and cash equivalents	$170,070	$—		$170,070
Trade and other receivables	102,126	—		102,126
Inventories	101,820	—		101,820
Other financial assets	14,110	—		14,110
Other assets	140,869	(14,552)	(m)	126,317
Assets held for sale	187,694	—		187,694
	716,689	(14,552)		702,137
Non-current assets:
Property, plant and equipment	$8,576,361	$(214,257)	(b,n)	$8,362,104
Investment in associates	—	213,789	(n)	213,789
Investments	56,366	—		56,366
Other financial assets	147,159	—		147,159
Deferred tax assets	135,454	16,911	(b,h,i,m)	152,365
Goodwill and intangibles	55,000	938	(r)	55,938
Other assets	20,231	(938)	(r)	19,293
Total assets	$9,707,260	$1,891		$9,709,151

Liabilities
Current liabilities:
Trade and other payables	$239,841	$—		$239,841
Income taxes payable	42,844	—		42,844
Other financial liabilities	15,376	7,172	(g)	22,548
Other provisions and liabilities	10,284	(3,427)	(m)	6,857
Liabilities held for sale	33,496	—		33,496
	341,841	3,745		345,586
Non-current liabilities:
Long-term debt	529,450	—		529,450
Decommissioning, restoration and similar liabilities	133,163	22,026	(b)	155,189
Deferred tax liabilities	1,768,899	198,223	(b,h,k,m)	1,967,122
Other financial liabilities	124,356	1,881	(g)	126,237
Other provisions and liabilities	14,033			14,033
Total liabilities	$2,911,742	$225,875		$3,137,617

Equity
Share capital
Issued and outstanding - 733,411,458 common shares	6,063,410	(504)	(j)	6,062,906
Share purchase warrants	44,071	(44,071)	(g)	—
Contributed surplus	26,942	(26,942)	(p)	—
Accumulated other comprehensive income	26,652	(26,652)	(q)	—
Reserves	—	57,321	(c,p,q)	57,321
Retained earnings	587,643	(183,136)	(l)	404,507
Total equity	6,748,718	(223,984)		6,524,734
Non-controlling interest	46,800	—		46,800
Total equity and liabilities	$9,707,260	$1,891		$9,709,151

RECONCILIATION OF BALANCE SHEET AS AT DECEMBER 31, 2010

		Effect of
	Canadian GAAP	transition to IFRS	Notes	IFRS

Assets
Current assets:
Cash and cash equivalents	$330,498	$—		$330,498
Trade and other receivables	212,945	—		212,945
Inventories	116,443	—		116,443
Other financial assets	49,865	—		49,865
Other assets	218,422	(15,595)	(m)	202,827
	928,173	(15,595)		912,578
Non-current assets:	$	$		$
Property, plant and equipment	8,829,195	(217,114)	(b,n)	8,612,081
Investment in associates	—	201,585	(n)	201,585
Investments	102,958	—		102,958
Other financial assets	225,151	—		225,151
Deferred tax assets	132,145	50,975	(b,h,i,m)	183,120
Goodwill and intangibles	55,000	17,512	(r)	72,512
Other assets	26,619	(17,512)	(r)	9,107
Total assets	$10,299,241	$19,851		$10,319,092

Liabilities
Current liabilities:
Trade and other payables	$301,335	$—		$301,335
Income taxes payable	81,785	—		81,785
Other financial liabilities	3,853	143	(g)	3,996
Other provisions and liabilities	11,827	(4,446)	(m)	7,381
	398,800	(4,303)		394,497
Non-current liabilities:
Debt	486,550	—		486,550
Decommissioning, restoration and similar liabilities	153,486	9,037	(b)	162,523
Deferred tax liabilities	1,822,185	219,634	(b,h,k,m)	2,041,819
Other financial liabilities	130,983	—		130,983
Other provisions and liabilities	16,449	—		16,449
Total liabilities	$3,008,453	$224,368		$3,232,821

Equity
Share capital
Issued and outstanding - 741,362,131 common shares	6,171,047	(19,624)	(g, j)	6,151,423
Share purchase warrants	13,111	(13,111)	(g)	—
Contributed surplus	33,885	(33,885)	(p)	—
Accumulated other comprehensive income	49,727	(49,727)	(q)	—
Reserves	—	79,923	(c,p,q)	79,923
Retained earnings	976,218	(168,093)	(l)	808,125
Total shareholders’ equity	7,243,988	(204,517)		7,039,471
Non-controlling interest	46,800	—		46,800
Total shareholders’ equity and liabilities	$10,299,241	$19,851		$10,319,092

RECONCILIATION OF COMPREHENSIVE INCOME FOR THE YEAR ENDED DECEMBER 31, 2010

		Effect of
	Canadian GAAP	transition to IFRS	Notes	IFRS
Revenue	$1,686,811	$—		$1,686,811
Cost of sales excluding depletion, depreciation and amortization	(631,063)	—		(631,063)
Gross Margin	$1,055,748	$—		$1,055,748
Depletion, depreciation and amortization	(300,711)	(1,201)	(b)	(301,912)
Mine operating earnings	$755,037	$(1,201)		$753,836
Expenses
General and administrative	(109,103)	206	(c)	(108,897)
Exploration	(39,184)	—		(39,184)
Equity earnings from Minera Alumbrera	—	49,264	(n)	49,264
Other operating expenses	(22,569)	(1,018)	(b,g)	(23,587)
Operating earnings	$584,181	$47,251		$631,432
Finance income	34,063	(16,217)	(h,o)	17,846
Finance expense	(66,703)	909	(b,o)	(65,794)
Net finance expense	$(32,640)	$(15,308)		$(47,948)
Equity earnings from Minera Alumbrera	49,264	(49,264)	(n)	—
Earnings from continuing operations before taxes	$600,805	$(17,321)		$583,484
Income tax expense	(160,690)	32,364	(b,h,i,j,k,o)	(128,326)
Earnings from continuing operations	$440,115	$15,043		$455,158
Earnings from discontinued operations	11,329	—		11,329
Net earnings	$451,444	$15,043		$466,487

Earnings attributable to:
Equity shareholders	$451,444	$15,043		$466,487
Net earnings	$451,444	$15,043		$466,487
Earnings per share from continuing operations
Basic	$0.59	$0.02		$0.62
Diluted	0.59	0.02		0.61
Net earnings per share
Basic	$0.61	$0.02		$0.63
Diluted	0.61	0.02		0.63
Weighted average number of share outstanding
Basic	739,938	—		739,938
Diluted	740,878	—		740,878

Net earnings	$451,444	$15,043		$466,487
Other comprehensive income, net of taxes	23,075	—		23,075
Total comprehensive income	$474,519	$15,043		$489,562

Earnings attributable to:
Equity shareholders	$474,519	$15,043		$489,562
Total comprehensive income	$474,519	$15,043		$489,562

NOTES TO THE RECONCILIATION OF EQUITY

(a)        Under IFRS, significant parts of property, plant and equipment, with useful lives that differ significantly from the asset as a whole, are to be depreciated separately over their useful lives.  No adjustment to property, plant and equipment and retained earnings was necessary.

(b)       The Company has elected to apply the IFRS 1 optional exemption for its decommissioning liabilities. Accordingly the decommissioning liabilities have been remeasured using the requirements of IFRIC 1 as at January 1, 2010. For the most part, measurement differences have arisen due to liability specific discount rates that have been applied under IFRS. The effect is to increase environmental rehabilitation liability by $22.0 million, decrease decommissioning and restoration asset (under property, plant and equipment) by $0.5 million for a total adjustment that decrease equity by $22.4 million on transition to IFRS on January 1, 2010. The effect is to also decrease deferred income tax assets by $0.8 million on transition to IFRS on January 1, 2010 and to decrease deferred income tax liabilities by $0.9 million. As at January 1, 2010 and December 31, 2010, the adjustments to equity include those noted above and described below in the comprehensive income reconciliation.

(c)        The Company applied IFRS 2, Share-based Payment (“IFRS 2”) to its share-based payment arrangements at January 1, 2010 except for equity-settled share-based payment arrangements granted that have vested before the date of transition. The Company has granted equity-settled share-based payments in 2010 and 2011 and accounted for these share-based payment arrangements at intrinsic value under Canadian GAAP. This has been adjusted to fair value as required with IFRS 2. The effect of accounting for equity-settled share-based payment transactions for graded vesting and forfeitures is to increase equity reserve by $3.7 million and decrease retained earnings by $3.7 million on transition to IFRS on January 1, 2010. As at January 1, 2010 and December 31, 2010, the adjustments to equity include those noted above and described below in the comprehensive income reconciliation.

(d)       The Company has elected to apply transitional provisions under IFRIC 4 Determining whether an Arrangement contains a Lease. The Company made an assessment of the leases for Canadian GAAP purposes under EIC 150 as at the date of its applicability, December 9, 2004. Accordingly the Company has not reassessed the arrangement containing leases as at the date of transition.

(e)        Under the optional election applicable to borrowing costs, the Company has designated January 1, 2010 as the date for commencement of capitalization of interest in accordance with IAS 23 Borrowing Costs. The Company’s policy under Canadian GAAP was to capitalize interest to property, plant and equipment during the construction period and will continue with respect to its projects that commenced construction before January 1, 2010. There was no IFRS impact on transition.

(f)          The Company has elected not to apply IFRS 3 (revised) Business Combinations to all past business combinations that occurred before January 1, 2010, the Company’s date of transition to IFRS.

(g)       Under IFRS, foreign currency denominated contracts issued by an entity that are indexed to its own equity instruments are treated as derivatives, which is not the case under Canadian GAAP. Based on the current circumstances, this applies to the Company’s Canadian Dollar-denominated share purchase warrants due to the United States Dollar being the Company’s functional currency; the warrants are indexed to both the Company’s stock and also to foreign exchange rates. Accordingly, the warrants of $44.1 million remeasured to $9.1 million and were reclassified from equity to liabilities in transition to IFRS. As of January 1, 2010, the Company recorded a share-purchase warrants liability of $9.1 million ($7.2 million in current liability and $1.9 million in non-current liability) and an increase in opening equity of $35.0 million. As at January 1, 2010 and December 31, 2010, the adjustments to equity include those noted above and described below in the comprehensive income reconciliation.

(h)       Under IAS 12, the deferred tax liability relating to the fair value adjustments on a business combination is calculated with reference to the functional currency at the time of the original acquisition. Hence, the initial deferred tax liability on the fair value adjustments on business combination is calculated in the foreign currency and subsequently translated into the functional currency at the rate in effect at each balance sheet date. Under Canadian GAAP, recognition of such foreign exchange difference is prohibited. The effect of accounting for the foreign exchange adjustment is to increase deferred income tax liability by $195.7 million, increase deferred tax asset by $3.5 million and decrease equity by $192.2 million on transition to IFRS on January 1, 2010. As at January 1, 2010 and December 31, 2010, the adjustments to equity include those noted above and described below in the comprehensive income reconciliation.

(i)           Under Canadian GAAP, income taxes related to intra-group transfers are eliminated on a consolidated basis. The related taxes are deferred on the balance sheet and any difference between the consolidated carrying value of the asset transferred and its tax base is recorded at the seller’s tax rate. Under IFRS, current taxes are recognized in the selling company and any difference between consolidated carrying value of the asset transferred and its tax base is recognized at the buyer’s tax rate. The effect of the application of different tax rates between the buyers and sellers is to decrease deferred tax asset by $0.3 million and decrease equity by the same amount on transition to IFRS on January 1, 2010. As at January 1, 2010 and December 31, 2010, the adjustments to equity include those noted above and described below in the comprehensive income reconciliation.

(j)           Under Canadian GAAP, deferred taxes relating to equity items are initially recorded through equity, however, any changes in the balance or change in tax rate are recorded through profit or loss. Under IFRS, the concept of backwards tracing is used, whereas, wherever the deferred tax item was recorded is where any change to the deferred tax is recorded. If the initial deferred tax was set up in equity, any change would be recorded in equity. Accordingly, the effect of backwards tracing was to reduce share capital by $0.5 million and increase of retained earnings by the same amount on transition to IFRS. As at December 31, 2011 and December 31, 2010, the adjustments to equity include those noted above and described below in the comprehensive income reconciliation.

(k)        The above changes decreased the deferred tax liability as follows:

		January 1,	December 31,
	Note	2010	2010
Property, plant and equipment	(b)	$903	$1,245
Translation of non-monetary items	(h)	(195,699)	(201,214)
Re-classification : current to non-current	(m)	(3,427)	(4,446)
Decrease in deferred tax liability		$(198,223)	$(204,415)

The effect on the Consolidated Statement of Operations for the year ended December 31, 2010 was to decrease the previously reported tax charge for the period by $5.6 million.

(l)    The effect of the above adjustments on retained earnings is as follows:

		January 1,	December 31,
	Note	2010	2010
Environmental rehabilitation	(b)	$22,367	$24,764
Translation of non-monetary items	(h)	192,223	179,155
Inter-group transaction tax rates	(i)	340	454
Backwards tracing	(j)	(504)	(884)
Share-based payments	(c)	3,728	3,522
Share purchase warrants	(g)	(35,018)	(38,918)
Total adjustment to equity		$183,136	$168,093
Attributable to:
Equity holders of the parent		$183,136	$168,093
		$183,136	$168,093

RECLASSIFICATIONS

(m)  Current portion of deferred income tax asset and current deferred tax liabilities have been reclassified to non-current deferred income tax asset and non-current deferred income tax liability, respectively, in the balance sheets.

(n)   The Company’s investment in Alumbrera (12.5% interest) has been reclassified from Mineral Interest (as reported under Canadian GAAP) to Investment in Associates in the balance sheets.

(o)   As permitted under IFRS, the Company has chosen to reclassify income tax related interest expense, income-tax related penalties and income tax related foreign exchange gain/loss to income tax expense/recovery in the Statement of Operations.

(p)   Equity reserve has been reclassified to reserves in the balance sheet and statement of changes in equity.

(q)   Accumulated other comprehensive income has been reclassified to reserves in the balance sheet and statement of changes in equity.

(r)    The Company has reclassified its royalty asset that has no minimum value, from other non-current assets to goodwill and intangibles. The effect is to reduce other non-current assets by $0.9 million and increase goodwill and intangibles by the same amount on both the transition to IFRS on January 1, 2010 and December 31, 2010. There was an additional reclassification of $16.6 million of intangible assets acquired in 2010 from other non-current assets to goodwill and intangibles as at December 31, 2010.

EXPLANATION OF MATERIAL ADJUSTMENTS TO THE CASH FLOW STATEMENT FOR 2010

Dividends received on the Company’s investment in associate have been classified as an operating activity under IFRS; these were classified as investing activities under Canadian GAAP. Finance expense paid has been classified as a financing activity; these were classified as operating activities under Canadian GAAP. Realized derivative proceeds or payments have been classified as an investing activity; these were classified as an operating activity under Canadian GAAP.

There are no other material differences between the cash flow statement presented under IFRS and the cash flow statement presented under Canadian GAAP for the year ended December 31, 2010.

36.          SUBSEQUENT EVENTS

Subsequent to the year end, Mercedes reached commercial production as of February 1, 2012 upon achieving sustainable levels of operations based on qualitative and quantitative factors. In its assessment, management reviewed achievement of milestones at a sustainable level including but not limited to a significant portion of planned capacity, production levels, grades and recovery rates, achievement of mechanical completion and operating effectiveness, obtaining necessary permits and production inputs and positive and sustainable cash flows

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